                       ============================
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
                            ------------------

                                  FORM 10
                GENERAL FORM FOR REGISTRATION OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR (g) OF
                    THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------

                         PAYLESS SHOESOURCE, INC.
          (Exact name of registrant as specified in its charter)

                   MISSOURI                            48-0674097
(State or other jurisdiction of incorporation       (I.R.S. Employer
              or organization)                     Identification No.)


             3231 E. 6TH STREET
               TOPEKA, KANSAS                          66607-2207
 (Address of principal executive offices)              (Zip Code)

                              (913) 233-5171
           (Registrant's telephone number, including area code)
                          -----------------------

                       SECURITIES TO BE REGISTERED
                   PURSUANT TO SECTION 12(b) OF THE ACT:

           TITLE OF EACH CLASS                  NAME OF EACH EXCHANGE ON WHICH
           TO BE SO REGISTERED                  EACH CLASS IS TO BE REGISTERED
           -------------------                  ------------------------------
 Common Stock, par value $.01 per share        The New York Stock Exchange, Inc.
     Preferred Stock Purchase Rights           The New York Stock Exchange, Inc.

                        SECURITIES TO BE REGISTERED
                   PURSUANT TO SECTION 12(g) OF THE ACT:

                                 None

===============================================================================

                    PAYLESS SHOESOURCE, INC.
       CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT
                      AND ITEMS OF FORM 10


        ITEM                   LOCATION IN INFORMATION STATEMENT
        ----                   ---------------------------------
1.   BUSINESS. . . . . . . . . SUMMARY; CERTAIN CONSIDERATIONS;
                               MANAGEMENT'S DISCUSSION AND
                               ANALYSIS OF RESULTS OF OPERATIONS
                               AND LIQUIDITY AND CAPITAL
                               RESOURCES; BUSINESS; THE
                               DISTRIBUTION; CONSOLIDATED
                               FINANCIAL STATEMENTS

2.   FINANCIAL INFORMATION . . SUMMARY; CERTAIN CONSIDERATIONS;
                               SELECTED HISTORICAL FINANCIAL
                               INFORMATION; PRO FORMA CAPITALIZA-
                               TION; UNAUDITED PRO FORMA
                               CONSOLIDATED FINANCIAL STATEMENTS;
                               MANAGEMENT'S DISCUSSION AND
                               ANALYSIS OF RESULTS OF OPERATIONS
                               AND LIQUIDITY AND CAPITAL
                               RESOURCES; CONSOLIDATED FINANCIAL
                               STATEMENTS

3.   PROPERTIES. . . . . . . . BUSINESS

4.   SECURITY OWNERSHIP OF
     CERTAIN BENEFICIAL
     OWNERS AND MANAGEMENT . . BENEFICIAL OWNERSHIP OF MANAGEMENT;
                               SECURITY OWNERSHIP OF CERTAIN BENE-
                               FICIAL OWNERS

5.   DIRECTORS AND
     EXECUTIVE OFFICERS. . . . MANAGEMENT

6.   EXECUTIVE
     COMPENSATION. . . . . . . EXECUTIVE COMPENSATION; BENEFICIAL
                               OWNERSHIP OF MANAGEMENT; SECURITY
                               OWNERSHIP OF CERTAIN BENEFICIAL
                               OWNERS

7.   CERTAIN RELATIONSHIPS
     AND RELATED
     TRANSACTIONS. . . . . . . SUMMARY;  TRANSACTIONS BETWEEN THE
                               COMPANY AND MAY; THE DISTRIBUTION




        ITEM                   LOCATION IN INFORMATION STATEMENT
        ----                   ---------------------------------
8.   LEGAL PROCEEDINGS . . . . BUSINESS

9.   MARKET PRICE OF AND
     DIVIDENDS ON THE
     REGISTRANT'S COMMON
     EQUITY AND RELATED
     STOCKHOLDER MATTERS . . . SUMMARY; CERTAIN CONSIDERATIONS;
                               BENEFICIAL OWNERSHIP OF MANAGEMENT;
                               SECURITY OWNERSHIP OF CERTAIN
                               BENEFICIAL OWNERS; DESCRIPTION OF
                               CAPITAL STOCK

10.  RECENT SALES OF
     UNREGISTERED
     SECURITIES. . . . . . . . NONE

11.  DESCRIPTION OF
     REGISTRANT'S
     SECURITIES
     TO BE REGISTERED. . . . . CERTAIN CONSIDERATIONS; DESCRIPTION
                               OF CAPITAL STOCK; PURPOSES AND EF-
                               FECTS OF CERTAIN PROVISIONS OF THE
                               CHARTER, THE BY-LAWS AND THE RIGHTS
                               AGREEMENT

12.  INDEMNIFICATION OF
     DIRECTORS AND OFFICERS. . MANAGEMENT

13.  FINANCIAL STATEMENTS
     AND SUPPLEMENTARY
     DATA. . . . . . . . . . . SUMMARY;  MANAGEMENT'S DISCUSSION
                               AND ANALYSIS OF RESULTS OF OPERA-
                               TIONS AND LIQUIDITY AND CAPITAL
                               RESOURCES; CONSOLIDATED FINANCIAL
                               STATEMENTS

14.  DISAGREEMENT WITH
     ACCOUNTANTS ON
     ACCOUNTING AND
     FINANCIAL DISCLOSURE. . . NONE

15.  FINANCIAL STATEMENTS
     AND EXHIBITS

        (a)  Financial Statements--See Index to Combined Financial
             Statements

        (b)  Exhibits:

 EXHIBIT
 NUMBER                  DESCRIPTION
 -------                 -----------
 2.1      Distribution Agreement, dated as of              ,
          1996, between The May Department Stores Company ("May")
          and the Registrant.<F*>

 3.1      Amended and Restated Articles of Incorporation of the
          Registrant.<F*>

 3.2      Amended and Restated By-Laws of the Registrant.<F*>

 4.1      Rights Agreement, dated as of               , 1996,
          between the Registrant and The Bank of New York, as
          Rights Agent.<F*>

 10.1     Tax Sharing Agreement, dated as of            , 1996,
          between May and the Registrant.<F*>

 10.2     Master Sublease, dated as of             , 1996,
          between May and the Registrant.<F*>

 10.3     Payless ShoeSource, Inc. 1996 Stock Incentive Plan.<F*>

 10.4     Payless ShoeSource, Inc. Spin-Off Stock Plan.<F*>

 10.5     Payless ShoeSource, Inc. Spin-Off Cash Plan.<F*>

 10.6     Payless ShoeSource, Inc. Restricted Stock Plan for Non-
          Management Directors.<F*>

 10.7 Form of Employment Agreement between the Registrant and certain executives of Registrant.<F*>

 10.8     Payless ShoeSource, Inc. Supplementary Retirement
          Plan.<F*>

 10.9     Payless ShoeSource, Inc. Profit Sharing Plan.<F*>

 10.10    Payless ShoeSource, Inc. Deferred Compensation Plan.<F*>

 10.11    Payless ShoeSource, Inc. Executive Incentive
          Compensation Plan for Payless Executives.<F*>

 10.12    Form of Management Severance Agreement.<F*>

 10.13    Form of Indemnification Agreement.<F*>

 21.1     Subsidiaries of the Registrant.<F*>


------------------

<F*> To be filed by amendment.

                            SIGNATURE



 Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                              PAYLESS SHOESOURCE, INC.



                              By: /s/ Ullrich Porzig
                                  --------------------------------------
                                  Name:  Ullrich Porzig
                                  Title: Chief Financial Officer


Date:  February 23, 1996

                                   April [ ], 1996


Dear Fellow Shareowners:

     I am pleased to announce that the Board of Directors of The May Department Stores Company has authorized a distribution by May of the shares of the common stock of Payless ShoeSource, Inc. to holders of May's common stock. Payless is the largest footwear retailer in the United States, with over $2.3 billion in sales in 1995. Payless sold over 200 million pairs of shoes in 1995, representing one out of every five pairs sold in the United States. Payless operated, as of February 3, 1996, 4,549 self-service, affordably priced, family shoe stores, of which 773 include Payless Kids expansions. Its stores are located in 49 states, the District of Columbia, Puerto Rico and the United States Virgin Islands.

     Your board of directors believes that the distribution will enable May and Payless to concentrate on their respective businesses and, as a result, will enable the market to reflect properly the performance of each company. In addition, as an independent company with its own publicly traded stock, Payless will be better able to attract, retain and motivate its associates by offering economic incentives and rewards tied more directly to Payless' performance.

     If you are a shareowner of record of May common stock at the close of business on April [ ], 1996, you will receive [ ] share of Payless common stock for every share of May common stock you own (and a cash payment for any fractional share of Payless common stock you are entitled to receive). No action is required on your part to receive your distribution. You will receive your Payless stock certificates (and a cash payment for fractional shares, if any) in a separate mailing shortly after May [ ], 1996. After the distribution, May will own no shares of Payless common stock.

     Payless' common stock will be listed and traded on the New
York Stock Exchange, and its stock symbol will be "PSS."

     As discussed in more detail in the accompanying Information Statement, May has received an opinion of counsel to the effect that you will not recognize gain or loss by reason of the distribution (except for cash received for fractional shares, if any). In addition, the aggregate basis of your May common stock and of your Payless common stock (including the fractional shares, if any) will be the same as the aggregate basis in your May common stock before the distribution, and will be allocated in proportion to the fair market value of each. We will send you additional
information with your June [   ], 1996, dividend to help you
allocate your tax basis between your May common stock and your Payless common stock.

     The Information Statement, which is being distributed to all owners of May common stock in connection with the distribution, describes the transaction in detail and contains important information about Payless, including financial statements and other financial information.

                                   Very truly yours,




                                   David C. Farrell
                                   Chairman of the Board and
                                   Chief Executive Officer

                THE MAY DEPARTMENT STORES COMPANY
                   Frequently Asked Questions
                           About the
                 Distribution of Common Stock of
                    Payless ShoeSource, Inc.

1. WHAT WILL I RECEIVE AS A RESULT OF THE PAYLESS DISTRIBUTION?

     May shareowners of record on April [ ], 1996 will automatically receive a distribution of [ ] share of Payless ShoeSource, Inc. common stock for each share of May common stock they own. For example, if you own 100 shares of May common stock
on April [    ], 1996, you will receive [   ] shares of Payless
common stock.

2. WHAT WILL HAPPEN IF MY PAYLESS STOCK DISTRIBUTION YIELDS BOTH
   WHOLE SHARES AND A FRACTION OF A SHARE?

     Your Payless fractional share will be aggregated with other fractional shares and the Bank of New York (our distribution agent) will sell shares equal to the aggregate of all of the fractional shares on the open market. The Bank of New York will then mail you a check for your part of the net sale proceeds.

3. WHEN WILL I RECEIVE MY PAYLESS SHARES?

     If you hold your May shares in your own name or in May's
Dividend Reinvestment Plan, your Payless stock certificate will be mailed to you on or about May [ ], 1996. You should allow several days for the mailing to reach you.

4. WHAT IF I HOLD MY MAY SHARES THROUGH MY STOCKBROKER, BANK OR
   OTHER NOMINEE?

     If you hold your May shares through your stockbroker, bank or some other nominee, you are not a shareowner of record of those shares. Your receipt of Payless stock depends on your arrangements with the nominee that holds your May shares for you. May anticipates that stockbrokers, banks and other nominees will credit their customers' accounts with Payless stock about May [ ], 1996, but you should check with your stockbroker, bank or other nominee.

5. IF I PARTICIPATE IN THE MAY PROFIT SHARING PLAN, HOW WILL THE PAYLESS SHARES BE HANDLED IN MY ACCOUNT?

     The trustee of the May Profit Sharing Plan holds all of the May common stock held for your account in the May Stock Fund of the May Profit Sharing Plan. As a shareowner, the trustee will receive shares of Payless common stock in the distribution. It then will convert those Payless shares into additional May shares by selling the Payless shares after the distribution and using the proceeds to purchase more May common stock for the May Stock Fund in the May Profit Sharing Plan.

6. IF I PARTICIPATE IN THE PAYLESS PROFIT SHARING PLAN, HOW WILL THE PAYLESS SHARES BE HANDLED IN MY ACCOUNT?

     The trustee of the Payless Profit Sharing Plan holds all of the May common stock held for your account in the May Stock Fund of the Payless Profit Sharing Plan. As a shareowner, the trustee will receive shares of Payless common stock in the distribution. It then will transfer the Payless shares to your Payless stock account in the Payless Profit Sharing Plan.

7.  HOW MUCH IS A SHARE OF PAYLESS COMMON STOCK WORTH?

     Payless stock will be listed on the New York Stock Exchange under the symbol PSS. Trades in Payless common stock, and the prices at which the stock trades, will be reported on the New York Stock Exchange Composite Tape.

8. HOW WILL THE DISTRIBUTION AFFECT THE MARKET PRICE OF MY MAY
   COMMON STOCK?

     The first day that May stock will be traded in the market without the right to the distribution (the "ex-distribution" date) will be May [ ], 1996. That morning, the market price of May common stock will decrease. The decrease should be roughly
equivalent to [   ] times the value of one share of Payless common
stock. For example, if the Payless stock price just before the distribution were $20 per share, it would be expected that the May stock price would decrease by about $[ ] (the approximate market value of [ ] of a share of Payless stock). Together, the market value of your May shares and the Payless shares that you receive in the distribution should add up to approximately the price for your May shares just before the distribution, subject to market factors.

9. WHAT IF I WANT TO BUY OR SELL SHARES OF MAY OR PAYLESS COMMON
   STOCK?

     You should consult with your own financial advisors, such as your stockbroker, bank or other advisor. Neither May nor Payless will make recommendations about buying, holding or selling May stock or Payless common stock.

10. HOW WILL THE DISTRIBUTION AFFECT THE DIVIDENDS I CURRENTLY
    RECEIVE ON MY MAY SHARES?

     The distribution has no effect on the May dividend. Payless does not expect to pay dividends initially. As with any company, the declaration and payment of dividends in the future are subject to the discretion of the respective boards of directors of May and Payless, and will depend on various factors.

11. DO I HAVE TO PAY TAXES ON THE PAYLESS SHARES I RECEIVE?

     As discussed in more detail in the attached Information Statement, May will receive an opinion of counsel that the May shareowners will not recognize a taxable gain or loss when receiving whole shares of Payless common stock pursuant to the distribution. If you receive cash in lieu of fractional shares, you will recognize gain or loss equal to the difference between such cash received and the amount of tax basis allocable to such fractional shares. In addition, you may have to pay taxes if you sell your Payless shares. If you have any questions, you should consult your own tax advisor regarding your tax treatment.

12. HOW WILL I BE ABLE TO DETERMINE MY TAX BASIS IN MY NEW SHARES
    OF PAYLESS COMMON STOCK? WILL MY TAX BASIS IN MY MAY SHARES BE AFFECTED BY THE DISTRIBUTION?

     Generally, the basis in your current May stock (your "old" tax basis) should be divided up and allocated proportionally to your May stock and to the Payless common stock you receive in the distribution. May will send you additional information with your June, 1996, dividend to help you allocate your tax basis between your May common stock and your Payless common stock.

13. WHO SHOULD I CALL FOR MORE TRANSFER INFORMATION?

     Please call The Bank of New York, Shareowner Services at 800-
524-4458.

Preliminary and Subject to Completion, Dated February 23, 1996

                      INFORMATION STATEMENT


                     PAYLESS SHOESOURCE, INC.


                          COMMON STOCK
                    (PAR VALUE $.01 PER SHARE)
                       --------------------




     This Information Statement is being furnished by The May Department Stores Company ("May") in connection with the distribution (the "Distribution") by May to holders of record of May common stock on April [ ], 1996 (the "Record Date"), of [
] share of common stock, par value $.01 per share (including the associated preferred stock purchase rights, the "Common Stock"), of its wholly owned subsidiary, Payless ShoeSource, Inc. (the "Company") for every one share of May common stock owned on the
Record Date.   Following the Distribution, May will own no shares
of Common Stock. The Distribution will be effective on May [ ], 1996 (the "Distribution Date"). Certificates representing the shares of Common Stock will be mailed to shareowners on the Distribution Date or as soon thereafter as practicable.

     No consideration will be paid by May shareowners for the shares of Common Stock. There is no current public trading market for the Common Stock, although it is expected that a "when-issued" trading market will develop on or about the Record Date. Application will be made to list the shares of Common Stock on the New York Stock Exchange under the symbol "PSS."

     IN REVIEWING THIS INFORMATION STATEMENT, YOU SHOULD
CAREFULLY CONSIDER THE MATTERS DESCRIBED UNDER THE CAPTION
"CERTAIN CONSIDERATIONS."

                      --------------------

  NO VOTE OF SHAREOWNERS IS REQUIRED IN CONNECTION WITH THE DISTRIBUTION.
     NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO TAKE
                  ANY ACTION WITH RESPECT TO YOUR SHARES.
                      --------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
      AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
       THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
           ACCURACY OR ADEQUACY OF THIS INFORMATION STATEMENT. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                      --------------------

          THE DATE OF THIS INFORMATION STATEMENT IS --------------, 1996

INSIDE FRONT COVER.

     PHOTOS [to come]

     References herein to "dollar" and "$" are to United States dollars, and the terms "United States" and "U.S." mean the United
States of America, its states, its territories, its possessions and all areas subject to its jurisdiction.
                     ----------------------

                        TABLE OF CONTENTS


                                                                      PAGE
                                                                      ----
Additional Information . . . . . . . . . . . . . . . . . . . . .
Summary. . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Introduction . . . . . . . . . . . . . . . . . . . . . . . . . .
Certain Considerations . . . . . . . . . . . . . . . . . . . . .
Selected Historical Financial Information. . . . . . . . . . . .
Pro Forma Capitalization . . . . . . . . . . . . . . . . . . . .
Unaudited Pro Forma Consolidated Financial Statements. . . . . .
Management's Discussion and Analysis of Results of
  Operations and Liquidity and Capital Resources . . . . . . . .
Business . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Financing. . . . . . . . . . . . . . . . . . . . . . . . . . . .

                                                                      PAGE
                                                                      ----
Management . . . . . . . . . . . . . . . . . . . . . . . . . . .
Executive Compensation . . . . . . . . . . . . . . . . . . . . .
Beneficial Ownership of Management . . . . . . . . . . . . . . .
Security Ownership of Certain Beneficial Owners. . . . . . . . .
Transactions Between the Company and May . . . . . . . . . . . .
Description of Capital Stock . . . . . . . . . . . . . . . . . .
Purposes and Effects of Certain Provisions
  of the Charter, the Bylaws and the Rights Agreement. . . . . .
The Distribution . . . . . . . . . . . . . . . . . . . . . . . .
Independent Public Accountants . . . . . . . . . . . . . . . . .
Index to Consolidated Financial Statements . . . . . . . . . . .

                     ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form 10 (as the same may be amended or supplemented from time to time, the "Registration Statement") under the Securities Exchange Act of 1934, as amended (the "Exchange Act") with respect to the Common Stock to be received by May shareowners in the Distribution. This Information Statement does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, to which reference is hereby made.

     The Registration Statement and the exhibits thereto filed by the Company with the Commission may be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Regional Offices of the Commission at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of this material should also be available on-line through EDGAR and can be obtained by mail from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

     Following the Distribution, the Company will be required to comply with the reporting requirements of the Exchange Act and will file annual, quarterly and other reports with the Commission. The Company will also be subject to the proxy solicitation requirements of the Exchange Act and will furnish audited financial statements to its shareowners in connection with its annual shareowners meeting.

                             SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and related notes thereto appearing elsewhere in this Information
Statement.

                           THE COMPANY

     Payless ShoeSource, Inc. (the "Company") is the largest footwear retailer in the United States, with over $2.3 billion in sales in 1995. The Company sold over 200 million pairs of shoes in 1995, representing one out of every five pairs sold in the United States. The Company's share of the estimated $33 billion United States footwear market was 6.5% in 1995, and has grown consistently over the past two decades. The Company is led by a team of experienced management executives who have an average of 19 years of retail industry experience.

     The Company operated, as of February 3, 1996, 4,549 self-service, affordably priced, family shoe stores, of which 773 include Payless Kids expansions. The Company's stores are located in 49 states, the District of Columbia, Puerto Rico and the United States Virgin Islands. The Company's stores average 3,000 square feet and carry approximately 11,000 pairs of shoes. The stores offer more than 1,000 shoe styles at prices that average $11.00.

     The Company has broad customer appeal, providing a complete assortment of affordably priced, quality footwear for women, men and children from all age groups, and from households with incomes that represent 85% of the United States population. The Company has significant market penetration with its target customer, women aged 18-64. In fact, over 40% of its targeted customers, regardless of household income, purchased at least one pair of shoes from the Company last year. In addition to shoes, the stores offer accessories, including handbags and hosiery.

     Management believes the Company is the most profitable footwear retailer in the United States, although 1995 results were negatively impacted by a difficult retail environment, the devaluation of the peso and the integration of certain new store locations. The Company has achieved a compound annual sales growth rate of 11.3% over the last five years and consistent cash flow from operations.

     During 1995, management identified steps to increase store profitability. As a result of this analysis, during 1995, in connection with the Distribution, the Company committed to close or relocate approximately 450 unprofitable stores during 1996. A one-time pretax special and nonrecurring charge of $71.8 million associated with these store closings or relocations and other nonrecurring items was recorded in 1995. The pro forma impact on 1995 results, had these stores been closed or relocated at the beginning of 1995, would have been a $15.4 million increase in earnings before income taxes.

     The Company's objective is to increase sales and profits through increased store-for-store sales in existing locations combined with selective openings of profitable new stores. Management intends to achieve this objective through the following strategic initiatives:

     - build on merchandising strengths (women's dress shoes, children's, sandals) while accelerating new or revitalized strategies of comfort, wide widths and leather;

     - continue to capitalize on long-standing relationships with vendors and factories to provide the best assortment and value to the customer while maintaining strong margins;

     - increase the selling productivity of the front portions of all stores and maximize the strength of urban store locations through more focused merchandising;

     - leverage competitive advantage in distribution to increase sales (build on the Company's ability to quickly respond to validated fashion trends while capitalizing on its sophisticated physical distribution system to optimize sales replenishment);

     - increase market share by capturing the sales of low priced footwear retailers and discount mass-merchandisers that have gone out of business or closed stores in recent months (the Company is strongly positioned to capture market share due to the convenient nationwide network of stores in all types of locations (malls, shopping centers, central business districts and free-standing stores));

     - identify productive sites for new stores in existing and new markets; and

     - drive down operating costs through cost control programs and the leveraging of technology.

     In addition, the Company believes that, as an independent company with its own publicly traded stock, it will be better able to attract, retain and motivate its associates by offering economic incentives and rewards tied more directly to the Company's performance.

     The Company believes that these initiatives will lead to improved operating results. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND LIQUIDITY AND CAPITAL RESOURCES." Furthermore, the Company believes there is opportunity for continued profitable expansion of its business in the United States.

     The May Department Stores Company ("May") currently owns all of the outstanding shares of common stock, par value $.01 per share, of the Company (together with the associated preferred stock purchase rights, the "Common Stock"). Following the consummation of the pro rata distribution to the owners of May common stock of all of the outstanding shares of Common Stock (the "Distribution"), May will own no shares of Common Stock, and the Company will operate as an independent, publicly owned corporation. See "TRANSACTIONS BETWEEN THE COMPANY AND MAY" and "THE DISTRIBUTION."

       The principal executive offices of the Company are located at 3231 E. 6th Street, Topeka, Kansas 66607-2207, and its telephone number is (913) 233-5171.

                        THE DISTRIBUTION

Distributing Company . . . . . . . .   The May Department Stores
                                       Company.  Immediately
                                       after the Distribution,
                                       May will own no shares of
                                       Common Stock, and the
                                       Company will operate as an
                                       independent, publicly
                                       owned corporation.

Common Stock to be Distributed . . .   Approximately [    ]
                                       million shares, based upon
                                       the number of shares of
                                       common stock of May
                                       expected to be outstanding
                                       on April [  ], 1996 (the
                                       "Record Date").

Distribution Ratio . . . . . . . . .   [   ] share of Common
                                       Stock for every  one share
                                       of May common stock ([
                                       ] shares of Common Stock
                                       for every 100 shares of
                                       May common stock) held by
                                       May common shareowners of
                                       record on the Record Date.

Trading Market and Symbol. . . . . .   Application will be made
                                       to list the shares of
                                       Common Stock on the New
                                       York Stock Exchange, Inc.
                                       ("NYSE") under the symbol
                                       "PSS."

Record Date. . . . . . . . . . . . .   Close of business on April
                                       [  ], 1996.

Distribution Date. . . . . . . . . .   May [  ], 1996.  The
                                       Distribution Agent (as
                                       defined below) will mail
                                       share certificates
                                       commencing on the
                                       Distribution Date or as
                                       soon  thereafter as is
                                       practicable.  See "THE
                                       DISTRIBUTION -- Manner of
                                       Effecting the
                                       Distribution."

Distribution Agent . . . . . . . . .   The Bank of New York.

Fractional Share Interests . . . . .   No certificates
                                       representing fractional
                                       share interests will be
                                       issued.  Owners of May
                                       common stock entitled to
                                       receive less than a full
                                       share of Common Stock will
                                       receive cash in lieu of
                                       such fractional share
                                       interest.  See "THE
                                       DISTRIBUTION -- Manner of
                                       Effecting the
                                       Distribution."

Dividend Policy. . . . . . . . . . .   The Company currently does
                                       not intend to pay cash
                                       dividends on the Common
                                       Stock.  See "CERTAIN
                                       CONSIDERATIONS - Dividend
                                       Policy."

Reasons for the Distribution . . . .   To permit each of May and
                                       the Company to adopt
                                       strategies and pursue
                                       objectives appropriate to
                                       its specific retail
                                       segment and to permit the
                                       Company to structure
                                       incentive and benefit
                                       programs to reflect the
                                       Company's performance to
                                       better attract, retain and
                                       motivate its associates.

Tax Consequences . . . . . . . . . .   May will receive an
                                       opinion of counsel to the
                                       effect that, among other
                                       things, receipt of the
                                       Common Stock will be tax-
                                       free for Federal income
                                       tax purposes to the
                                       shareowners of May, and
                                       May will not recognize
                                       income, gain or loss as a
                                       result of the
                                       Distribution.  See "THE
                                       DISTRIBUTION - Federal
                                       Income Tax Consequences of
                                       the Distribution."

Relationship with May
  after the Distribution . . . . . .   As a result of the
                                       Distribution, the Company
                                       will cease to be a
                                       subsidiary of or otherwise
                                       affiliated with May and
                                       will thereafter operate as
                                       an independent, publicly
                                       held company.  May and the
                                       Company will enter into
                                       certain agreements
                                       providing for (i) the
                                       orderly separation of May
                                       and the Company and the
                                       making of the
                                       Distribution, (ii) the
                                       provision by May of
                                       certain interim services
                                       to the Company following
                                       the Distribution and (iii)
                                       the allocation of certain
                                       tax and other liabilities.
                                       Mr. Thomas A. Hays, who
                                       has been the Deputy
                                       Chairman of May since 1993
                                       and a director of May
                                       since 1983, will serve on
                                       the Company's board of
                                       directors after the
                                       Distribution.  Mr. Hays
                                       has announced his
                                       retirement as Deputy
                                       Chairman and as a director
                                       of May, effective April
                                       30, 1996.  See
                                       "TRANSACTIONS BETWEEN THE
                                       COMPANY AND MAY" and
                                       "MANAGEMENT- Directors."

Certain Considerations . . . . . . .   Shareowners should
                                       carefully consider the
                                       matters discussed under
                                       the section entitled
                                       "CERTAIN CONSIDERATIONS"
                                       in this Information
                                       Statement.

            PAYLESS SHOESOURCE, INC. AND SUBSIDIARIES

        SUMMARY SELECTED HISTORICAL FINANCIAL INFORMATION

The following table sets forth summary selected historical financial information for the Company. The historical financial information presented below reflects periods during which the Company did not operate as an independent company, and, accordingly, certain assumptions were made in preparing such financial information. Therefore, such information may not necessarily reflect the consolidated results of operations or financial position that would have existed if the Company had been an independent company during the periods shown or of the Company's future performance as an independent company. The financial information set forth below should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto contained elsewhere in this Information Statement. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND LIQUIDITY AND CAPITAL RESOURCES." Earnings per share data are presented elsewhere in this Information Statement and on a pro forma basis only. See "UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA."

(millions)

STATEMENT OF
 EARNINGS DATA:                                      Fiscal Year<F1>
                          ---------------------------------------------------------------------
                            1995            1994           1993          1992           1991
                          ---------      ---------      ---------      ---------      ---------
Net retail sales          $ 2,330.3      $ 2,116.4      $ 1,966.5      $ 1,787.8      $ 1,547.5

Cost of sales               1,688.7        1,489.8        1,366.1        1,223.9        1,056.5
Selling, general
 and administrative
 expenses                     479.9          408.4          378.7          351.6          310.7
Interest expense, net           1.0            1.1            0.9            0.8            1.3
Special and
 nonrecurring
 items                         71.8<F2>          -              -              -              -
                          ---------      ---------      ---------      ---------      ---------

Total cost of sales
 and expenses               2,241.4        1,899.3        1,745.7        1,576.3        1,368.5
                          ---------      ---------      ---------      ---------      ---------

Earnings before
 income taxes                  88.9          217.1          220.8          211.5          179.0
Provision for income
 taxes                         34.9           85.6           88.0           80.4           68.2
                          ---------      ---------      ---------      ---------      ---------

Net earnings              $    54.0<F2>  $   131.5      $   132.8      $   131.1      $   110.8
                          ---------      ---------      ---------      ---------      ---------

<F1> The Company's fiscal year ends on the Saturday closest to January 31.
Fiscal year 1995 includes 53 weeks.

<F2> During the 1995 fourth quarter, in connection with the Distribution, the Company committed to close or relocate approximately 450 unprofitable stores during 1996. In addition, the Company committed to restructure its central office and other personnel. The 1995 net earnings, excluding special and nonrecurring items, is $97.5. The pro forma impact on 1995 results, had these stores been closed or relocated at the beginning of 1995, would have been a $15.4 increase in earnings before income taxes.

                    SUMMARY SELECTED HISTORICAL FINANCIAL INFORMATION (continued)

(dollars in millions)

BALANCE SHEET DATA:                                          FISCAL YEAR<F1>
                                  -------------------------------------------------------------------
                                    1995             1994          1993          1992          1991
                                  ---------       ---------       -------       -------       -------
Working capital                   $   232.0       $   242.8       $ 253.5       $ 206.1       $ 191.7

Property and equipment,
 net                              $   560.0       $   590.6       $ 433.9       $ 383.9       $ 343.5

Total assets                      $ 1,014.3       $ 1,019.8       $ 840.8       $ 732.7       $ 692.7

Total debt                        $    11.5       $    13.1       $  14.5       $  16.1       $  16.9

May equity investment             $   752.9       $   793.9       $ 661.0       $ 571.1       $ 530.9

OTHER FINANCIAL DATA:

Net retail sales growth               10.1%            7.6%         10.0%         15.5%         13.3%

Earnings before interest,
 income taxes, depreciation
 and amortization
 (EBITDA) <F2>                    $   185.2<F3>   $   295.2       $ 288.7       $ 245.2       $ 226.1

Number of stores
 (at period end)                      4,549           4,435         3,779         3,563         3,295

Capital expenditures              $    95.4       $   255.2       $ 139.8       $ 119.3       $ 145.6

Present value of
  operating leases                $   885.5       $   952.1       $ 779.9       $ 688.1       $ 554.0


<F1> The Company's fiscal year ends on the Saturday closest to January 31.
Fiscal year 1995 includes 53 weeks.

<F2> EBITDA should not be considered in isolation or as a substitute for measures of performance or cash generation prepared in accordance with generally accepted accounting principles. See the Company's Consolidated Financial Statements and the Notes thereto, contained elsewhere in this Information Statement.

<F3> 1995 EBITDA, excluding special and nonrecurring items, is $255.9.

                   PAYLESS SHOESOURCE, INC. AND SUBSIDIARIES

                UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

The Company has no operating history as an independent company. The historical consolidated financial statements reflect periods during which the Company did not operate as an independent company, and, accordingly, certain assumptions were made in preparing such financial statements. Therefore, such historical consolidated financial statements may not necessarily reflect the consolidated results of operations or financial position that would have existed had the Company been an independent company.

The underlying assumptions that result in the pro forma adjustments are: (1) the Distribution occurred on the first day of fiscal 1995 and (2) the store closings or relocations resulting in the special and nonrecurring charge happened on the last day of fiscal 1994.

The pro forma consolidated financial statements should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto contained elsewhere in this Information Statement. The pro forma consolidated financial information is presented for informational purposes only and may not necessarily reflect the future results of operations or financial position of the Company or what the results of operations or financial position would have been had the Company's business been operated as an independent company during such period.

------------------------------------------------------------------------------------------------------
                             PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
                                             (Unaudited)
------------------------------------------------------------------------------------------------------
                                     Year Ended February 3, 1996
(millions, except earnings per share)
                                                                      Pro Forma
                                                  Historical<F1>     Adjustments<F2>         Pro Forma
                                               -------------         -----------         -------------
NET RETAIL SALES                               $     2,330.3         $    (102.9)<Fa>    $     2,227.4
                                               -------------         -----------         -------------

Cost of sales                                        1,688.7               (95.3)<Fa>          1,593.4
Selling, general and
 administrative expenses                               479.9               (22.9)<Fa>
                                                                             6.1 <Fb>            463.1

Interest expense, net                                    1.0                (0.3)<Fc>              0.7
Special and nonrecurring items                          71.8<F3>           (71.8)<Fd>                -
                                               -------------         -----------         -------------

Total cost of sales and expenses                     2,241.4              (184.2)              2,057.2
                                               -------------         -----------         -------------

Earnings before income taxes                            88.9                81.3                 170.2
Provision for income taxes                              34.9                32.0 <Fe>             66.9
                                               -------------         -----------         -------------

NET EARNINGS                                   $        54.0<F3>     $      49.3         $       103.3
                                               =============         ===========         =============

Pro forma earnings per share                                                             $
                                                                                         =============

Outstanding shares of Common Stock                                                                     <Ff>
                                                                                         =============

<F1> See the Company's Consolidated Financial Statements and Notes thereto, contained elsewhere in this Information Statement.
<F2> See accompanying Notes to Unaudited Pro Forma Consolidated Financial
Data
<F3> During the 1995 fourth quarter, in connection with the Distribution, the
Company committed to close or relocate approximately 450 unprofitable stores during 1996. In addition, the Company committed to restructure its central office and other personnel. The 1995 net earnings, excluding special and nonrecurring items, is $97.5. The pro forma impact on 1995 results, had these stores been closed or relocated at the beginning of 1995, would have been a $15.4 increase in earnings before income taxes.

                                 PAYLESS SHOESOURCE, INC. AND SUBSIDIARIES
------------------------------------------------------------------------------------------------------
                                    PRO FORMA CONSOLIDATED BALANCE SHEET
                                                (Unaudited)

------------------------------------------------------------------------------------------------------
                                              February 3, 1996
(millions)
                                                                       Pro Forma
                                                 Historical <F1>     Adjustments <F2>        Pro Forma
                                              -------------          -----------         -------------
ASSETS
Current Assets:
  Cash and marketable securities              $         4.6          $      58.9 <Fa>    $        63.5
  Accounts receivable, net                              4.4                                        4.4
  Merchandise inventories                             398.0                                      398.0
  Other current assets                                 43.9                (26.7)<Fb>             17.2
                                              -------------          -----------         -------------

Total Current Assets                                  450.9                 32.2                 483.1

Property and Equipment:
  Land                                                  6.5                                        6.5
  Buildings and leasehold
   improvements                                       564.6                                      564.6
  Furniture, fixtures and equipment                   278.7                                      278.7
  Property under capital leases                        18.7                                       18.7
                                              -------------          -----------         -------------

  Total property and equipment                        868.5                                      868.5
  Accumulated depreciation and
   amortization                                      (308.5)                                    (308.5)
                                              -------------          -----------         -------------

  Property and equipment, net                         560.0                                      560.0

Goodwill                                                2.9                                        2.9
Other Assets                                            0.5                                        0.5
                                              -------------          -----------         -------------

Total Assets                                  $     1,014.3          $      32.2         $     1,046.5
                                              =============          ===========         =============

LIABILITIES AND EQUITY
Current Liabilities:
  Current maturities of capital
   lease obligations                          $         1.2          $                   $         1.2
  Accounts payable                                     65.0                                       65.0
  Accrued expenses                                    152.7                (68.4)<Fc>             84.3
                                              -------------          -----------         -------------

Total Current Liabilities                             218.9                (68.4)                150.5

Capital Lease Obligations                              10.3                                       10.3
Deferred Income Taxes                                   8.9                                        8.9
Other Liabilities                                      23.3                                       23.3

Equity:
   May equity investment                              752.9               (752.9)<Fd>                -
   Shareowners' equity                                    -                853.5 <Fe>            853.5
                                              -------------          -----------         -------------

Total Liabilities and Equity                  $     1,014.3          $      32.2         $     1,046.5
                                              =============          ===========         =============

<F1> See the Company's Consolidated Financial Statements and Notes thereto, contained elsewhere in this Information Statement.
<F2> See accompanying Notes to Unaudited Pro Forma Consolidated Financial
Data.

            Notes to Unaudited Pro Forma Consolidated Financial Data


Pro Forma Statement of Earnings
-------------------------------

The pro forma adjustments to the accompanying historical consolidated statement of earnings for the year ended February 3, 1996, are described below:
[FN]
<Fa>  To reflect the impact on sales, cost of sales, and selling, general and administrative expenses of closing or relocating approximately 450 unprofitable stores as of the last day of fiscal 1994. The pro forma impact on 1995 results, had these stores been closed or relocated at the beginning of 1995, would have been a $15.4 increase in earnings before income taxes.

<Fb>  To reflect the estimated aggregate cost of $7.2 which would have been incurred by the Company as an independent company, based on estimates by the management of the Company and May, and the $1.1 decrease of profit sharing expense under the Payless Profit Sharing Plan versus the costs incurred under the May Profit Sharing and Retirement Plans.

<Fc>  To reflect net interest income which would have been earned by the
      Company as an independent company, based on estimated net positive cash flows determined by the management of the Company and May.

<Fd>  To reflect the assumption that special and nonrecurring items took place on the last day of fiscal 1994.

<Fe>  To reflect revised income tax provision associated with the pro forma adjustments described above at an assumed combined state and Federal income tax rate of 39.3%.

<Ff>  The number of outstanding shares represents the 1995 weighted average outstanding shares of May common stock and an assumed distribution ratio of [ ] share of Common Stock for each share of May common stock, plus
      0.125 shares of Common Stock issued to Company associates on the first day of fiscal 1995 in accordance with the Spin-Off Stock Plan. See "EXECUTIVE COMPENSATION - Spin-Off Stock Plan and Spin-Off Cash Plan."


Pro Forma Balance Sheet
-----------------------

The pro forma adjustments to the accompanying historical consolidated balance sheet at February 3, 1996, are described below:

<Fa>  To reflect the estimated marketable securities the Company would have had in place at February 3, 1996, resulting from net positive cash flows.

<Fb>  To reflect deferred tax asset impact associated with the pro forma statement of earnings adjustments.

<Fc>  To reflect balance sheet impact of special and nonrecurring items taking place on the last day of fiscal 1994.

<Fd>  To reflect the elimination of May's equity investment resulting from the
      Distribution.

<Fe>  To reflect the Distribution and the cumulative effect of the pro forma adjustments.

                          INTRODUCTION

     On April [ ], 1996, the board of directors of May declared a distribution, payable to the holders of record of May common stock,
at the close of business on the Record Date, of [   ] share of
Common Stock of the Company for every share of May common stock
([ ] shares of Common Stock for every 100 shares of May common stock) outstanding on the Record Date.

     Shareowners of May with inquiries relating to the Distribution should contact the office of the Corporate Treasurer at The May Department Stores Company, 611 Olive Street, St. Louis, Missouri, 63101-1799. May's telephone number is (314) 342-6300. After the Distribution Date, shareowners of the Company with inquiries relating to the Distribution or their investment in the Company should contact the office of the Chief Financial Officer at the Company, 3231 E. 6th Street, Topeka, Kansas 66601-1189. The Company's telephone number is (913) 633-5171.


                     CERTAIN CONSIDERATIONS

UNAVAILABILITY OF MAY'S FINANCIAL AND OTHER RESOURCES

     Prior to the consummation of the Distribution, the Company has been operated as a wholly owned subsidiary of May. Following consummation of the Distribution, it will no longer be able to rely on May for financial support or benefit from its relationships with May to obtain credit or receive favorable terms for the purchase or sale of certain goods and services. Except as described under "TRANSACTIONS BETWEEN THE COMPANY AND MAY" following consummation of the Distribution, the Company will be responsible for obtaining its own sources of financing and for its own corporate administrative services such as tax, treasury, risk management and insurance, accounting, legal, research and development, information systems and human resources.

RISKS OF FOREIGN MANUFACTURING

     The Company contracts for the manufacture of its merchandise with independent third parties in the United States and 13 foreign countries. Factories in the People's Republic of China ("China") have been a source of approximately 80% of the Company's merchandise.

     Risks inherent in foreign manufacturing (i.e., manufacturing outside the United States) include economic and political instability, transportation delays and interruptions, restrictive actions by foreign governments, the laws and policies of the United States affecting importation of goods, including duties, quotas and taxes, trade and foreign tax laws and fluctuations in currency exchange rates. While the Company has not historically experienced material adverse effects from these risks, there is no assurance that in the future these risks will not result in increased costs and delays or disruption in product deliveries that could cause loss of revenue and damage to customer relationships.

     China currently enjoys "most favored nation" ("MFN") status under United States tariff laws, which provides the most favorable category of United States import duties. China's MFN status is annually reviewed by Congress. Extension of this status is subject to political uncertainties. The loss of MFN status for China would likely result in substantially increased costs to the Company in the purchase of merchandise from China until the Company could arrange to shift its merchandise requirements to alternative manufacturers in other countries. The Company believes, however, that its competitors in the footwear industry would be similarly affected.

ABSENCE OF PRIOR TRADING MARKET FOR THE COMMON STOCK

     There has not been any established public trading for the Common Stock, although it is expected that a "when-issued" trading market may develop on or about the Record Date. Application will be made to list the shares of Common Stock on the NYSE. There can be no assurance as to the prices at which the Common Stock will trade before or after the Distribution Date. In particular, the market price for the Common Stock may be somewhat volatile immediately following the Distribution because, among other reasons, (i) the shares of Common Stock currently held by May will
be distributed to nearly [      ] holders of record, some of whom
may not choose to retain such shares, (ii) the shares of Common Stock distributed to The May Department Stores Company Profit Sharing Plan in the Distribution will be sold over time and the proceeds reinvested in May common stock, and (iii) shares of Common Stock will be sold by The Bank of New York, as distribution agent, to eliminate fractional share interests. See "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS" and "THE DISTRIBUTION -- Manner of Effecting the Distribution." Prices for shares of Common Stock will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for the shares, investor perception of the Company, changes in economic conditions in the retail industry and general economic and market conditions. In addition, the stock market often experiences significant price fluctuations that are unrelated to the operating performance of the specific companies whose stock is traded.
Market fluctuations, as well as economic conditions, may adversely affect the market price of the shares of Common Stock.

POSSIBLE ANTI-TAKEOVER EFFECTS OF CERTAIN CHARTER AND BYLAW
PROVISIONS AND OTHER MATTERS

     Certain provisions of the Company's Amended and Restated Articles of Incorporation (the "Payless Charter") and Amended and Restated Bylaws (the "Payless Bylaws") including provisions classifying the board of directors, governing business transactions with certain shareowners, restricting the calling of special shareowner meetings and requiring advance notice for shareowner proposals and certain provisions of the General and Business Corporation Law of Missouri (the "GBCL") could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. In addition, the Rights (as hereinafter defined) could have similar anti-takeover effects. Such charter and bylaw provisions and the Rights could diminish the opportunities for a shareowner to participate in certain tender offers, including tender offers at prices above the then current market value of the Common Stock and may also inhibit fluctuations in the market price of the Common Stock that could result from takeover attempts. See "PURPOSES AND EFFECTS OF CERTAIN PROVISIONS OF THE CHARTER, THE BYLAWS AND THE RIGHTS AGREEMENT." In addition, the Company's board of directors, without further shareowner approval, may issue preferred stock that could have the effect of delaying, deterring or preventing a change in control of the Company. The issuance of preferred stock could also adversely affect the voting power of the owners of the Common Stock, including the loss of voting control to others. The Company has no present plans to issue any preferred stock. See "DESCRIPTION OF CAPITAL STOCK - Preferred Stock." In connection with the Distribution, the Company has agreed to indemnify May for certain taxes resulting from the failure of the Distribution (or certain related transactions) to qualify as tax-free transactions if such failure is attributable to certain actions by, or relating to, the Company, including certain change of control transactions involving the Company and certain dispositions of the Company's assets occurring prior to the second anniversary of the Distribution Date. See "TRANSACTIONS BETWEEN THE COMPANY AND MAY - Tax Sharing Agreement." This agreement may have the effect of discouraging or preventing an acquisition of the Company or a disposition of certain of the Company, which may in turn depress the market price for the shares of Common Stock.

DIVIDEND POLICY

     The Company anticipates that future earnings will be used principally to support operations and to finance new store openings, store expansions and remodelings and, thus, the Company does not intend to pay cash dividends on the Common Stock in the near future. The payment of cash dividends in the future will be at the discretion of the Company's board of directors. The declaration of dividends and the amount thereof will depend on a number of factors, including the Company's financial condition, capital requirements, funds from operations, future business prospects and such other factors as the board of directors of the Company may deem relevant.

           PAYLESS SHOESOURCE, INC. AND SUBSIDIARIES

            SELECTED HISTORICAL FINANCIAL INFORMATION

The following table sets forth selected historical financial information for the Company. The historical financial information presented below reflects periods during which the Company did not operate as an independent company, and, accordingly, certain assumptions were made in preparing such financial information. Therefore, such information may not necessarily reflect the consolidated results of operations or financial position that would have existed if the Company had been an independent company during the periods shown or of the Company's future performance as an independent company. The financial information set forth below should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto contained elsewhere in this Information Statement. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND LIQUIDITY AND CAPITAL RESOURCES." Earnings per share data are presented elsewhere in this Information Statement and on a pro forma basis only. See "UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS."

(millions)

STATEMENT OF
 EARNINGS DATA:                                            Fiscal Year<F1>
                                 -------------------------------------------------------------------
                                   1995           1994           1993           1992          1991
                                 --------       --------       --------       --------      --------
Net retail sales                 $2,330.3       $2,116.4       $1,966.5       $1,787.8      $1,547.5

Cost of sales                     1,688.7        1,489.8        1,366.1        1,223.9       1,056.5
Selling, general
 and administrative
 expenses                           479.9          408.4          378.7          351.6         310.7
Interest expense, net                 1.0            1.1            0.9            0.8           1.3
Special and
 nonrecurring
 items                               71.8<F2>          -              -              -             -
                                 --------       --------       --------       --------      --------

Total cost of sales
 and expenses                     2,241.4        1,899.3        1,745.7        1,576.3       1,368.5
                                 --------       --------       --------       --------      --------

Earnings before
 income taxes                        88.9          217.1          220.8          211.5         179.0
Provision for income
 taxes                               34.9           85.6           88.0           80.4          68.2
                                 --------       --------       --------       --------      --------

Net earnings                        $54.0<F2>     $131.5         $132.8         $131.1        $110.8
                                 --------       --------       --------       --------      --------

<F1> The Company's fiscal year ends on the Saturday closest to
January 31.   Fiscal year 1995 includes 53 weeks.

<F2> During the 1995 fourth quarter, in connection with the
Distribution, the Company committed to close or relocate approximately 450 unprofitable stores during 1996. In addition, the Company committed to restructure its central office and other personnel. The 1995 net earnings, excluding special and nonrecurring items, is $97.5. The pro forma impact on 1995 results, had these stores been closed or relocated at the beginning of 1995, would have been a $15.4 increase in earnings before income taxes.

(dollars in millions)

BALANCE SHEET DATA:                                      FISCAL YEAR<F1>
                                   ---------------------------------------------------------
                                     1995         1994         1993        1992        1991
                                   --------     --------      ------      ------      ------
Working capital                    $  232.0     $  242.8      $253.5      $206.1      $191.7

Property and equipment,
 net                               $  560.0     $  590.6      $433.9      $383.9      $343.5

Total assets                       $1,014.3     $1,019.8      $840.8      $732.7      $692.7

Total debt                         $   11.5     $   13.1      $ 14.5      $ 16.1      $ 16.9

May equity investment              $  752.9     $  793.9      $661.0      $571.1      $530.9

OTHER FINANCIAL DATA:

Net retail sales growth                10.1%         7.6%       10.0%       15.5%       13.3%

Earnings before interest,
 income taxes, depreciation
 and amortization
 (EBITDA) <F2>                     $  185.2<F3> $  295.2      $288.7      $245.2      $226.1

Number of stores
 (at period end)                      4,549        4,435       3,779       3,563       3,295

Capital expenditures               $   95.4     $  255.2      $139.8      $119.3      $145.6

Present value of
  operating leases                 $  885.5     $  952.1      $779.9      $688.1      $554.0


<F1> The Company's fiscal year ends on the Saturday closest to
January 31.  Fiscal year 1995 includes 53 weeks.

<F2> EBITDA should not be considered in isolation or as a
substitute for measures of performance or cash generation prepared in accordance with generally accepted accounting principles. See the Company's Consolidated Financial Statements and the Notes thereto, contained elsewhere in this Information Statement.

<F3> 1995 EBITDA, excluding special and nonrecurring items, is
$255.9.

                    PRO FORMA CAPITALIZATION

The following table sets forth the consolidated capitalization, the pro forma adjustments and the pro forma consolidated capitalization of the Company as if the distribution took place on February 3, 1996. The pro forma information may not reflect the capitalization of the Company in the future or as it would have been had the Company been an independent company as of February 3, 1996. Assumptions regarding the number of shares of Common Stock may not reflect the actual numbers at the Distribution Date.

(dollars in millions)
                                 February 3,          Pro Forma          Pro Forma
                                    1996     <F1>   Adjustments <F1>    As Adjusted
                                 -----------        -----------         -----------
Current maturities
  of capital lease
  obligations                    $  1.2            $                     $    1.2
Long-term capital
  lease obligations                10.3                                      10.3

Equity:
May equity investment             752.9                 (752.9)

Shareowners' Investment:
  Common Stock, $0.01
    par value, authorized 120.0
    shares, outstanding xx.x
    shares                                                 0.4                0.4

Preferred Stock, $0.01
   par value, authorized 25.0
   shares, no outstanding shares

  Contributed capital
    and retained earnings                                752.5              752.5
                                 ------            -----------           --------
Total Equity                      752.9                                     752.9

Total capitalization             $764.4            $         -           $  764.4
                                 ======            ===========           ========

Debt-to-capitalization
 ratio <F2>                           1%                                        1%

<F1> This table should be read in conjunction with the Company's
     Consolidated Financial Statements and the Notes thereto and the Unaudited Pro Forma Consolidated Financial Statements and the Notes thereto, contained elsewhere in this Information Statement.

<F2> Debt-to-capitalization has been computed by dividing total debt, which includes current maturities and long-term capital lease obligations by capitalization, which includes current maturities and long-term capital lease obligations, and noncurrent deferred taxes of $8.9. The debt-to-capitalization ratio, including the present value of future minimum rental payments under operating leases as debt and as capitalization, is 54% as of February 3, 1996 and pro forma as adjusted, respectively.


            PAYLESS SHOESOURCE, INC. AND SUBSIDIARIES

      UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The Company has no operating history as an independent company.
The historical consolidated financial statements reflect periods during which the Company did not operate as an independent company, and, accordingly, certain assumptions were made in preparing such financial statements. Therefore, such historical consolidated financial statements may not necessarily reflect the consolidated results of operations or financial position that would have existed had the Company been an independent company.

The underlying assumptions that result in the pro forma adjustments are: (1) the Distribution occurred on the first day of fiscal 1995 and (2) the store closings or relocations resulting in the special and nonrecurring charge happened on the last day of fiscal 1994.

The pro forma consolidated financial statements should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto contained elsewhere in this Information Statement. The pro forma consolidated financial information is presented for informational purposes only and may not necessarily reflect the future results of operations or financial position of the Company or what the results of operations or financial position would have been had the Company's business been operated as an independent company during such period.

------------------------------------------------------------------------------------------------------------
                                PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
                                                  (Unaudited)

------------------------------------------------------------------------------------------------------------
                                          Year Ended February 3, 1996
(millions, except earnings per share)
                                                                        Pro Forma
                                                 Historical <F1>       Adjustments <F2>           Pro Forma
                                               -------------           -----------             -------------
NET RETAIL SALES                               $     2,330.3           $  (102.9)  <Fa>        $     2,227.4
                                               -------------           ---------               -------------

Cost of sales                                        1,688.7               (95.3)  <Fa>              1,593.4
Selling, general and
 administrative expenses                               479.9               (22.9)  <Fa>
                                                                             6.1   <Fb>                463.1

Interest expense, net                                    1.0                (0.3)  <Fc>                  0.7
Special and nonrecurring items                          71.8<F3>           (71.8)  <Fd>                    -
                                               -------------           ---------               -------------

Total cost of sales and expenses                     2,241.4              (184.2)                    2,057.2
                                               -------------           ---------               -------------

Earnings before income taxes                            88.9                81.3                       170.2
Provision for income taxes                              34.9                32.0   <Fe>                 66.9
                                               -------------           ---------               -------------

NET EARNINGS                                   $        54.0<F3>       $    49.3               $       103.3
                                               =============           =========               =============

Pro forma earnings per share                                                                   $
                                                                                               =============

Outstanding shares of Common Stock                                                                           <Ff>
                                                                                               =============

<F1> See the Company's Consolidated Financial Statements and Notes
thereto, contained elsewhere in this Information Statement.

<F2> See accompanying Notes to Unaudited Pro Forma Consolidated
Financial Statements.

<F3> During the 1995 fourth quarter, in connection with the
Distribution, the Company committed to close or relocate approximately 450 unprofitable stores during 1996. In addition, the Company committed to restructure its central office and other personnel. The 1995 net earnings, excluding special and nonrecurring items, is $97.5. The pro forma impact on 1995 results, had these stores been closed or relocated at the beginning of 1995, would have been a $15.4 increase in earnings before income taxes.

                                      PAYLESS SHOESOURCE, INC. AND SUBSIDIARIES
------------------------------------------------------------------------------------------------------------------
                                         PRO FORMA CONSOLIDATED BALANCE SHEET
                                                     (Unaudited)

------------------------------------------------------------------------------------------------------------------
                                                   February 3, 1996
(millions)
                                                                          Pro Forma
                                                 Historical <F1>        Adjustments <F2>        Pro Forma
                                               ------------            -------------           -------------
ASSETS
Current Assets:
  Cash and marketable securities               $        4.6            $    58.9    <Fa>       $       63.5
  Accounts receivable, net                              4.4                                             4.4
  Merchandise inventories                             398.0                                           398.0
  Other current assets                                 43.9                (26.7)   <Fb>               17.2
                                               ------------            ---------               ------------

Total Current Assets                                  450.9                 32.2                      483.1

Property and Equipment:
  Land                                                  6.5                                             6.5
  Buildings and leasehold
   improvements                                       564.6                                           564.6
  Furniture, fixtures and equipment                   278.7                                           278.7
  Property under capital leases                        18.7                                            18.7
                                               ------------            ---------               ------------

  Total property and equipment                        868.5                                           868.5
  Accumulated depreciation and
   amortization                                      (308.5)                                         (308.5)
                                               ------------            ---------               ------------

  Property and equipment, net                         560.0                                           560.0

Goodwill                                                2.9                                             2.9
Other Assets                                            0.5                                             0.5
                                               ------------            ---------               ------------

Total Assets                                   $    1,014.3            $    32.2               $    1,046.5
                                               ============            =========               ============

LIABILITIES AND EQUITY
Current Liabilities:
  Current maturities of capital
   lease obligations                           $        1.2            $                       $        1.2
  Accounts payable                                     65.0                                            65.0
  Accrued expenses                                    152.7                (68.4)   <Fc>               84.3
                                               ------------            ---------               ------------

Total Current Liabilities                             218.9                (68.4)                     150.5

Capital Lease Obligations                              10.3                                            10.3
Deferred Income Taxes                                   8.9                                             8.9
Other Liabilities                                      23.3                                            23.3

Equity:
   May equity investment                              752.9               (752.9)   <Fd>                  -
   Shareowners' equity                                    -                853.5    <Fe>              853.5
                                               ------------            ---------               ------------

Total Liabilities and Equity                   $    1,014.3            $    32.2               $    1,046.5
                                               ============            =========               ============


<F1> See the Company's Consolidated Financial Statements and Notes
     thereto, contained elsewhere in this Information Statement.

<F2> See accompanying Notes to Unaudited Pro Forma Consolidated
     Financial Statements.

 Notes to Unaudited Pro Forma Consolidated Financial Statements

Pro Forma Statement of Earnings
-------------------------------

The pro forma adjustments to the accompanying historical consolidated statement of earnings for the year ended February 3, 1996, are described below:

[FN]
<Fa> To reflect the impact on sales, cost of sales, and selling, general and administrative expenses of closing or relocating approximately 450 unprofitable stores as of the last day of fiscal 1994. The pro forma impact on 1995 results, had these stores been closed or relocated at the beginning of 1995, would have been a $15.4 increase in earnings before income taxes.

<Fb> To reflect the estimated aggregate cost of $7.2 which would have been incurred by the Company as an independent company, based on estimates by the management of the Company and May, and the $1.1 decrease of profit sharing expense under the Payless Profit Sharing Plan versus the costs incurred under the May Profit Sharing and Retirement Plans.

<Fc> To reflect net interest income which would have been earned by the Company as an independent company, based on estimated net positive cash flows determined by the management of the Company and May.

<Fd> To reflect the assumption that special and nonrecurring items took place on the last day of fiscal 1994.

<Fe> To reflect revised income tax provision associated with the pro forma adjustments described above at an assumed combined state and Federal income tax rate of 39.3%.

<Ff> The number of outstanding shares represents the 1995 weighted average outstanding shares of May common stock and an assumed
     distribution ratio of [   ] share of Common Stock for each
     share of May common stock, plus 0.125 shares of Common Stock issued to Company associates on the first day of fiscal 1995 in accordance with the Spin-off Stock Plan. See "EXECUTIVE COMPENSATION - Spin-Off Stock Plan and Spin-Off Cash Plan."


Pro Forma Balance Sheet
-----------------------

The pro forma adjustments to the accompanying historical consolidated balance sheet at February 3, 1996, are described below:

[FN]
<Fa> To reflect the estimated marketable securities the Company would have had in place at February 3, 1996, resulting from net positive cash flows.

<Fb> To reflect deferred tax asset impact associated with the pro forma statement of earnings adjustments.

<Fc> To reflect balance sheet impact of special and nonrecurring items taking place on the last day of fiscal 1994.

<Fd> To reflect the elimination of May's equity investment resulting from the Distribution.

<Fe> To reflect the Distribution and the cumulative effect of the pro forma adjustments.

             MANAGEMENT'S DISCUSSION AND ANALYSIS OF
    RESULTS OF OPERATIONS AND LIQUIDITY AND CAPITAL RESOURCES

    This discussion should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto contained elsewhere in this Information Statement. Since the Company was a wholly owned subsidiary of May during the periods presented, the financial statements may not necessarily reflect the consolidated results of operations or financial position of the Company had it been an independent, public company during those periods. All dollar amounts herein are stated in millions, except where expressly stated in billions and except shoe price information.

GENERAL

    The Company is the largest footwear retailer in the United States, with over $2.3 billion in sales in 1995. The Company sold over 200 million pairs of shoes in 1995, representing one out of every five pairs sold in the United States. The Company's share of the estimated $33 billion United States footwear market was 6.5% in 1995, and has grown consistently over the past two decades. The Company is led by a team of experienced management executives who have an average of 19 years of retail industry experience.

    The Company operated, as of February 3, 1996, 4,549 self-service, affordably priced, family shoe stores, of which 773 include Payless Kids expansions. The Company's stores are located in 49 states, the District of Columbia, Puerto Rico and the United States Virgin Islands. The Company's stores average 3,000 square feet and carry approximately 11,000 pairs of shoes. The stores offer more than 1,000 shoe styles at prices that average $11.00.

    During recent years, the Company has grown sales by means of an aggressive store opening program, which included acquisitions. The five year compounded annual sales growth rate for the period ended February 3, 1996 was 11.3%.

    During 1995, management focused on store profitability as well as continued net retail sales growth. The Company opened 114 net new stores, adding 329,000 square feet of retail space. In addition, the Payless Kids expansion program continued by expanding 138 stores by a total of 133,000 square feet. As announced January 17, 1996, the Company will close or relocate approximately 450 unprofitable stores during 1996. In addition, the Company committed to restructure its central office and other personnel. The Company recorded a one-time pretax special and nonrecurring charge of $71.8. The pro forma impact on 1995 results, had these stores been closed or relocated at the beginning of 1995, would have been a $15.4 increase in earnings before income taxes.

    In 1994, the Company opened 656 net new stores, adding 2.6 million square feet of retail space. During the year, the Company purchased 550 store locations from The Kobacker Company and The Shoe Works, Inc. (collectively, "Kobacker") in 29 states and the District of Columbia. The Company remodeled and reopened 416 of these stores in the 1994 fourth quarter, all under the Payless ShoeSource name. In addition, the Payless Kids expansion program continued in 1994 by adding 354 stores adjacent to existing Payless ShoeSource stores, expanding those locations by a total of 357,000 square feet.

    In 1996, the Company anticipates adding approximately 240 new stores, with more than 720,000 square feet of retail space.
Approximately 10% of these new stores are planned to include adjacent Payless Kids stores. The Company's total capital expenditures in 1996 are estimated to be $114, including $60 to open new stores, $26 to remodel existing stores and $28 to make other required capital improvements.

REVIEW OF OPERATIONS

    Net earnings, excluding the impact of the special and nonrecurring charge, totaled $97.5 in 1995 compared with $131.5 in 1994 and $132.8 in 1993. Net earnings, including the impact of the special and nonrecurring items, were $54.0 in 1995. Total Company return on revenues, excluding the special and nonrecurring items, was 4.2% in 1995 compared with 6.2% in 1994 and 6.8% in 1993.

    Results for the past three years were as follows:

(millions)
                                              1995<F1>                 1994<F1>               1993<F1>
                                       --------------------    -----------------------   -------------------
                                                      % of                       % of                  % of
                                          $           Sales       $              Sales      $          Sales
                                       --------       -----    --------          -----   --------      -----
NET RETAIL
  SALES                                $2,330.3       100.0    $2,116.4          100.0   $1,966.5      100.0
Cost of sales                           1,688.7        72.5     1,489.8           70.4    1,366.1       69.5
Selling,
  general and
  administrative
  expenses                                479.9        20.6       408.4           19.3      378.7       19.3
Interest expense,
  net                                       1.0           -         1.1              -        0.9          -
Special and
  nonrecurring
  items                                    71.8<F2>     3.1           -              -          -          -
                                       --------       -----    --------          -----   --------      -----

Earnings before
  income taxes                             88.9         3.8       217.1           10.3      220.8       11.2

Provision for
  income taxes<F3>                         34.9        39.3        85.6           39.4       88.0       39.8
                                       --------       -----    --------          -----   --------      -----

NET EARNINGS                           $   54.0<F2>     2.3%   $  131.5            6.2%  $  132.8        6.8%
                                       --------       -----    --------          -----   --------      -----

<F1> The Company's fiscal year ends on the Saturday closest to
January 31.  Fiscal year 1995 contains 53 weeks.

<F2> During the 1995 fourth quarter, in connection with the
Distribution, the Company committed to close or relocate approximately 450 unprofitable stores during 1996. In addition, the Company committed to restructure its central office and other personnel. The 1995 net earnings, excluding these special and nonrecurring items, is $97.5. The pro forma impact on 1995 results, had these stores been closed or relocated at the beginning of 1995, would have been a $15.4 increase in earnings before income taxes.

<F3> Percent of sales column represents effective income tax rate.

     NET RETAIL SALES. Net retail sales, on a 52-week basis, increases (decreases) for 1995 and 1994 were as follows:

      1995 vs. 1994                   1994 vs. 1993
------------------------      -----------------------------
           Store-for-                          Store-for-
Total       Store<F1>         Total             Store<F1>
-----------------------------------------------------------
8.8%         (3.7)%           7.6%               (0.2)%

<F1> Store-for-store sales represent sales of those stores open during both years.

     The 1995 store-for-store decrease reflects an overall sluggish retail environment, combined with some cannibalization of sales as a result of the acquisition of locations from Kobacker and a sales decline in the Company's Mexican border stores caused by the devaluation of the peso. The Company believes it outperformed its competition in store-for-store sales in 1995 and increased its share of the footwear market. The Company is addressing sales cannibalization through the closing of unprofitable stores, and the value of the peso appears to have stabilized.

     Total sales increases for 1994 include the results of 656 net new stores, partially offset by a 0.2% store-for-store sales decrease.

     COST OF SALES. Cost of sales includes cost of merchandise sold and buying and occupancy costs. Cost of sales was $1,688.7 in 1995 compared with $1,489.8 in 1994, a 13.4% increase. As a percent of net retail sales, cost of sales was 72.5% in 1995 compared with 70.4% in 1994. The drop in store-for-store sales caused an increase in the occupancy cost as a percent of sales.
The Company also took additional markdowns to maintain current inventories.

     Cost of sales was $1,489.8 in 1994 compared with $1,366.1 in 1993, a 9.1% increase. As a percent of net retail sales, cost of sales was 70.4% in 1994 compared with 69.5% in 1993. The 1994 percent increase was primarily due to increased occupancy, rent and depreciation expense rates resulting from a decrease in store-for-store sales and from the expenses associated with opening the Kobacker locations.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses were $479.9 in 1995 compared with $408.4 in 1994, a 17.5% increase. The increase of 17.5% was due principally to a 15.1% increase in the average number of stores. As a percent of net retail sales, selling, general and administrative expenses were 20.6% compared to 19.3% in 1994, resulting from a 3.7% decline in store-for-store sales coupled with relatively fixed store staffing costs.

     Selling, general and administrative expenses were $408.4 in 1994 compared with $378.7 in 1993, a 7.8% increase. The increase was due to an 8.5% increase in the average number of stores. As a percent of net retail sales, selling, general and administrative expenses remained flat in spite of a 0.2% decrease in store-for-store sales.

     INTEREST EXPENSE. Interest expense is primarily related to capitalized lease obligations.

     SPECIAL AND NONRECURRING ITEMS. During the 1995 fourth quarter, in connection with the Distribution, the Company committed to close or relocate approximately 450 unprofitable stores during 1996. In addition, the Company implemented a plan to reduce central office overhead by means of census reduction and expense control programs. A one-time pretax special and nonrecurring charge of $71.8 was recorded for these initiatives, of which $29.9 was noncash. The pro forma impact on 1995 results, had the stores been closed or relocated at the beginning of 1995, would have been a $15.4 increase in earnings before income taxes.

     INCOME TAXES. The effective income tax rates were 39.3%, 39.4% and 39.8% in 1995, 1994 and 1993, respectively.

     The decrease in the 1994 effective income tax rate to 39.4% from 39.8% in 1993 relates to an increase in wages eligible for the Federal Targeted Jobs Tax Credit.

     IMPACT OF INFLATION. Historically, the Company's sales growth and earnings have not been materially impacted by inflation. The shoe industry experienced no inflation in 1995 and over the last three years the inflation rate has averaged less than one-half of 1%.

REVIEW OF FINANCIAL CONDITION

     CASH FLOW. Cash flow from operations (earnings, before special and nonrecurring charges, plus depreciation/amortization) was $192.9 in 1995. This was 8.3% of net sales in 1995 compared with 9.9% in 1994 and 10.2% in 1993. The Company's cash flow tends to be fairly consistent from quarter to quarter.

Sources and (uses) of cash flows are summarized below:

                                    1995      1994       1993
------------------------------------------------------------------
Earnings, before special and
  nonrecurring charges and
  depreciation/amortization         192.9     208.5      199.8
Other operating activities          (33.6)     25.6      (31.9)
Investing activities                (64.7)   (235.0)    (116.8)
Financing activities                 (1.6)     (1.4)      (1.7)
                                  --------------------------------

Increase (decrease) in cash
  before transactions with May       93.0      (2.3)      49.4

Net transactions with May           (95.0)      1.4      (42.9)
                                  --------------------------------

Increase (decrease) in cash          (2.0)     (0.9)       6.5
------------------------------------------------------------------

     The 1994 investing activities include $140.9 related to the acquisition and remodeling of the Kobacker locations.

     FINANCING ACTIVITIES. Historically, cash collected by the Company in excess of store operating needs was transferred to May on a daily basis and all the Company's cash requirements were funded by May through a non-interest bearing intercompany account. The debt and investment levels prior to the Distribution may not be indicative of debt and investment levels had the Company operated as an independent company during these periods.

     The Company is currently in discussions with prospective lenders regarding a revolving credit facility.

     Management believes that its cash flow from operations, together with borrowings under a credit facility, will provide it with sufficient resources to meet its working capital needs and to finance its projected capital expenditures.

     FINANCIAL CONDITION RATIOS. The debt-to-capitalization ratio was 1%, 2% and 2% at the end of each of 1995, 1994 and 1993, respectively. For purposes of the debt-to-capitalization ratio, total debt is defined as current maturities and long-term capital lease obligations. Capitalization is defined as current maturities and long-term capital lease obligations, noncurrent deferred taxes and May equity investment. The debt-to-capitalization ratio, including the present value of future minimum rental payments under operating leases as debt and as capitalization, was 54%, 55% and 55% in 1995, 1994 and 1993, respectively. The 1995 debt-to-capitalization ratio, after reducing the capitalized value of leases to reflect the closing or relocating of approximately 450 unprofitable stores, would be 53%.

     Fixed charge coverage, excluding special and nonrecurring items, was 1.7x, 2.1x and 2.3x in 1995, 1994 and 1993, respectively. Fixed charges are defined as gross interest expense and total rent expense. Fixed charge earnings represent earnings before income taxes, excluding special and nonrecurring items, plus fixed charges. In 1995, the decrease in coverage resulted from an increase in rent expense of $35.4, while fixed charge earnings decreased. In 1994, the decline in coverage resulted from the rent expense growing at a faster rate than fixed charge earnings.

         CAPITAL EXPENDITURES. The Company emphasizes return on net assets and internal rate of return as the principal operating measures in evaluating investments in new stores and remodels, and elimination of unproductive space.

         In 1995, the Company's capital expenditures totaled $95.4, $49.6 for new stores, $26.4 for remodels of existing stores and $19.4 for other necessary improvements.

         In 1994, the Company's capital expenditures, excluding the acquisition of Kobacker locations, totaled $114.3, including
$72.2 for new stores, $18.2 for remodels of existing stores and $23.9 for other necessary improvements.

         In 1996, the Company's capital expenditures are estimated to be $114, including $60 to open new stores, $26 to remodel existing stores and $28 to make other necessary improvements.

                           BUSINESS

OVERVIEW

         The Company is the largest footwear retailer in the United States, with over $2.3 billion in sales in 1995. The Company sold over 200 million pairs of shoes in 1995, representing one out of every five pairs sold in the United States. The Company's share of the estimated $33 billion United States footwear market was 6.5% in 1995, and has grown consistently over the past two decades. The Company is led by a team of experienced management executives who have an average of 19 years of retail industry experience.

         The Company operated, as of February 3, 1996, 4,549 self-service, affordably priced, family shoe stores, of which 773 include Payless Kids expansions. The Company's stores are located in 49 states, the District of Columbia, Puerto Rico and the United States Virgin Islands. The Company's stores average 3,000 square feet and carry approximately 11,000 pairs of shoes. The stores offer more than 1,000 shoe styles at prices that average $11.00.

         The Company has broad customer appeal, providing a complete assortment of affordably priced, quality footwear for women, men and children from all age groups, and from households with incomes that represent 85% of the United States population. The Company has significant market penetration with its target customer, women aged 18-64. In fact, over 40% of its targeted customers, regardless of household income, purchased at least one pair of shoes from the Company last year. In addition to shoes, the stores offer accessories, including handbags and hosiery.

         Management believes the Company is the most profitable footwear retailer in the United States, although 1995 results were negatively impacted by a difficult retail environment, the devaluation of the peso and the integration of certain new store locations. The Company has achieved a compound annual sales growth rate of 11.3% over the last five years and consistent cash flow from operations.

         During 1995, management identified steps to increase store profitability. As a result of this analysis, during 1995, in connection with the Distribution, the Company committed to close or relocate approximately 450 unprofitable stores during 1996. A one-time pretax special and nonrecurring charge of $71.8 million associated with these store closings or relocations and other nonrecurring items was recorded in 1995. The pro forma impact on 1995 results, had these stores been closed or relocated at the beginning of 1995, would have been a $15.4 million increase in earnings before income taxes.

         The Company's objective is to increase sales and profits through increased store-for-store sales in existing locations combined with selective openings of profitable new stores.
Management intends to achieve this objective through the following strategic initiatives:

         - build on merchandising strengths (women's dress shoes, children's, sandals) while accelerating new or revitalized strategies of comfort, wide widths and leather;

         - continue to capitalize on long-standing relationships with vendors and factories to provide the best assortment and value to the customer while maintaining strong margins;

         - increase the selling productivity of the front portions of all stores and maximize the strength of urban store locations through more focused merchandising;

         - leverage competitive advantage in distribution to increase sales (build on the Company's ability to quickly respond to validated fashion trends while capitalizing on its sophisticated physical distribution system to optimize sales replenishment);

         - increase market share by capturing the sales of low priced footwear retailers and discount mass-merchandisers that have gone out of business or closed stores in recent months (the Company is strongly positioned to capture market share due to the convenient nationwide network of stores in all types of locations (malls, shopping centers, central business districts and free-standing stores));

         - identify productive sites for new stores in existing and new markets; and

         - drive down operating costs through cost control programs and the leveraging of technology.

         In addition, the Company believes that, as an independent company with its own publicly traded stock, it will be better able to attract, retain and motivate its associates by offering economic incentives and rewards tied more directly to the Company's performance.

         The Company believes that these initiatives will lead to improved operating results. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND LIQUIDITY AND CAPITAL RESOURCES." Furthermore, the Company believes there is opportunity for continued profitable expansion of its business in the United States.

INDUSTRY

         The retail footwear industry can be divided into high, moderate and value-priced segments, and is dominated by the Company and national discount mass-merchandisers in the value-priced segment. The high priced segment is controlled by department stores while the moderate priced segment is declining.

         Based on industry data, the U.S. footwear market is estimated to be $33 billion and 1 billion pairs, and has stayed relatively flat over the past several years. The value-priced segment as a percent of the total pairs has more than doubled over the past 15 years.

MERCHANDISING

         The Company offers a broad assortment of fashionable footwear to meet every need of its customers. This breadth of assortment allows the Company to provide basic, seasonal and fashion shoes in dress, casual, athletic and workboot categories. Shoes are constructed in leather, canvas and manmade materials. Styling is updated regularly to keep pace with proven fashion trends. The Company purchases product to appeal specifically to various segments of the population. Particular focus is placed on identifying highly desirable product selection to meet the specific needs of urban and ethnic market segments. The Company also carries handbags, hosiery, polish and other accessories.

         The merchandising effort is led by the President and three general merchandise managers with an average of 24 years of retail experience. They direct teams of buyers, planners and distributors that interact with vendors, agents, factory owners and representatives of the Company's Payless ShoeSource International office to design, select, produce, inspect and distribute footwear and accessories for the Company. The
Company's experienced buying organization, combined with its strong relationship with its vendors, enables it to be on the forefront of capitalizing on proven fashion trends.

STORES

         The Company's highly recognizable yellow and orange signing package appears in a variety of retail formats including strip centers, regional and super-regional shopping malls, junior centers, central business districts and free-standing locations.
The store appearance remains very consistent from location to location attesting to the flexibility of the Company's store design. The Company is focusing on improving the fixturing and product presentation in the front portion of its stores to maximize sales productivity. Stores average approximately 3,000 square feet and carry approximately 11,000 pairs of shoes. The stores offer more than 1,000 shoe styles at prices that average $11.00.

         The Company's stores operate successfully in rural, suburban and urban environments providing convenient locations and broad appeal to customers in every setting. The Company currently operates profitably in markets with as few as 20,000 people per store.

         The 10 states with the largest concentrations of the
Company's stores are identified below.
         STATE                     STORES
         California                 727
         Texas                      388
         New York                   305
         Florida                    289
         Illinois                   234
         Pennsylvania               214
         Ohio                       212
         Michigan                   172
         Washington                 115
         New Jersey                 112
         Other                    1,781
                                  -----
         Total                    4,549
                                  =====

         Of the 4,549 locations, 773 have adjacent Payless Kids' expansions. In this store format, additional selling and display space is provided for children's shoes. Wider aisles, child-friendly seating and an entertainment center enhance the shopping experience for families.

         Substantially all of the Company's stores are leased. The leases typically have a primary term of 10 years, with one or two five-year renewal options. Leases usually require payment of base rent, applicable real estate taxes, common area expenses and, in some cases, percentage rent based on the store's sales volume.

         The Company's stores are highly automated with an electronic point of sale register and a back office computer that not only records transactions from the register, but also serves many other store supporting functions including price look up, accumulation of associate hours worked and communications with the Company's headquarters in Topeka, Kansas. Store associates receive regular weekly communications from the Company's headquarters explaining promotional and display requirements.

         The Company's retail operations are directed centrally by a senior officer and a small support staff. The retail operations organization is subdivided into six divisions headquartered in the cities of Atlanta, Baltimore, Chicago, Dallas, Denver and Los Angeles. Divisions are directed by a vice president, two to four operations managers and a small support staff.

         Each store has a manager and approximately five associates. The stores are organized into districts. District supervisors report to the division offices and have full financial responsibility for the stores in their district. Division offices also have loss prevention and inventory control functions. Human resources and merchandising support are provided from the Company's headquarters.

MARKETING

         The Company's marketing efforts are multi-dimensional, including nationally broadcast television advertising, national magazine advertisements, local market radio and free-standing newspaper inserts in support of major promotional periods. In addition to media support, the Company has in-store promotional materials, including posters, signs and point of sale items. The Company's promotional message emphasizes not only the affordable prices to which its customers have grown accustomed, but also quality, fashion, selection, comfort, wide widths and a full range of sizes for the entire family.

         The Company's marketing staff is augmented by a full-service advertising concern that provides creative services, media purchase and consumer research.

SOURCING

         The Company utilizes a network of vendors and factories in 13 foreign countries and the United States to source its products which are manufactured to meet the Company's demanding specifications and standards. The strength of the Company's relationships with vendors and factories, some dating back over 40 years, has allowed the Company to quickly adapt its sourcing strategies to reflect changing political and economic environments. On several occasions over the past years, many of the Company's vendors and factory owners have played significant roles in developing production in new factories and in new countries without compromising production capacity or product quality. Factories in China are a source of approximately 80% of the Company's merchandise. See "CERTAIN CONSIDERATIONS -- Risks of Foreign Manufacturing." The Company does not purchase
"seconds" or "overruns" and does not own any manufacturing facilities.

         On a worldwide basis, approximately two-thirds of the Company's merchandise is acquired through a network of third-party vendors. Payless ShoeSource International, the Company's Taipei, Taiwan based subsidiary, arranges directly with factories the design, selection, production management, inspection and distribution of approximately one-third of the shoes acquired for the Company, providing a meaningful cost advantage.

         The Company stands behind the quality of the shoes it sells to its customers, and its factories share with the Company the financial responsibility for returned merchandise. The Company's vendors are required to carry liability insurance and are responsible for financial damages associated with copyright and product liability.

         The Company closely integrates its merchandise purchasing requirements with various manufacturers through its sourcing organization which has offices in Topeka, Kansas, and in Taiwan, China, Indonesia and Brazil.

QUALITY ASSURANCE

         The Company's quality assurance organization sets standards and specifications for product performance and appearance. It communicates those standards and specifications through its copyrighted quality assurance manual.

         The quality assurance organization also provides technical design support for the Company's direct purchasing function. It is responsible for review and approval of vendor and factory technical design, performing worldwide laboratory testing of materials and components and for performing in-factory product inspections to validate that materials and factory production techniques are consistent with Company specifications. The
Company locates its field inspection personnel close to the factories and freight consolidation facilities it uses throughout the world.

PRODUCTION MANAGEMENT

         The production management organization manages an aggressive and ongoing process to qualify and approve new factories, while continually assessing existing factory service and quality of performance. New factories must meet minimum standards required for quality of shoe production and minimum capacity requirements. They must also agree to the Company's production control processes and certify that neither they nor their suppliers use forced or child labor. Factory performance must continually improve or run the risk of being removed from the list of approved factories. The production management organization utilizes a unique, internally developed production control process by which the Company is electronically linked to its factories and vendors. By utilizing this process, production management is able to assure the Company of on-time deliveries, with the minimum lead time and without incurring unnecessary costs.

         The Company believes that maintaining strong factory relationships, improving key factory performance factors and improving factory profitability is critical to long-term sourcing stability. Its manufacturing services group, based in Asia, provides direction and leadership to key factories in the areas of overall productivity improvement and lead time reduction.

MERCHANDISE DISTRIBUTION

         The Company believes that its state-of-the-art distribution system is a major competitive advantage. The Company's merchandise distribution teams are able to track shoes by the pair from order placement through the sale to the customer through the use of sophisticated systems, including perpetual inventory, product planning and retail price management systems. These systems are maintained by experienced information systems executives and enhanced regularly to improve the product distribution process. Distribution analysts regularly compare sales by size and inventory by size and style, down to the individual shoe level when necessary, to maintain the highest availability of product within the Company's stores.

         The Company operates a single 765,000 square foot distribution center in Topeka, Kansas, capable of replenishing sales by style, color and size. This facility operates seven days-a-week and has sufficient capacity to support more than 5,000 stores with current technology. Management believes this is one of the most highly-automated and cost-efficient distribution facilities in the industry. Stores receive product at least once a week, maintaining a constant flow of fresh and replenished merchandise.

EXPANSION STRATEGY

         The Company anticipates adding 240 new stores in 1996. As a result of these store openings, the Company anticipates having approximately 4,340 stores operating at the end of fiscal 1996. Approximately 10% of these new stores are planned to include adjacent Payless Kids' expansions. In the five year period commencing in 1997, the Company anticipates opening approximately
500 net new stores in new and existing markets. Each new store investment decision is based on a careful review of market potential, the ability to achieve a targeted return on net assets and internal rate of return criteria. The Company believes that there is opportunity for continued profitable expansion of its business in the United States.

COMPETITION

         The Company operates in a highly-competitive retail market competing primarily with national and regional discount mass-merchandisers, as well as with other self-service discount shoe stores, regional discount mass-merchandisers and off-price outlet stores. Competition is based on product selection and quality, availability, price, store location, customer service and efficient promotional activities. The Company has successfully operated in its markets with each of these segments of retailing for many years and has continued to capture increased market share, by offering a wider selection of fashionable styles and compelling prices in conveniently located stores; however, the Company is facing increased competition from certain national discount mass-merchandisers.

         The competitive landscape continues to change. Within the past two years, several direct self-service competitors have ceased to operate or closed significant numbers of stores. Direct mall competitors and regional discount mass-merchandisers have had to reorganize and restructure, providing the Company continued opportunities to increase revenues. The diversity of store types (stores in strip centers, regional and super-regional shopping malls, junior centers, free-standing locations and central business districts) and a broad geographic base allow the Company to take advantage of these changes and continue to grow.

EMPLOYEES

     The Company currently employs approximately 24,000 associates, of whom approximately 13,000 are full-time and 11,000 part-time. The part-time associates are primarily store sales/customer service personnel. Approximately 650 of the Company's distribution center associates are covered by collective bargaining agreements. The Company considers its union and non-union employee relations to be good.

     The Company is led by a team of senior management executives who have an average of 19 years of retail industry experience, including an average of nine years with the Company.

LITIGATION

     The Company is a party to a number of legal proceedings that arose in the ordinary course of business. While the outcome of these legal proceedings cannot be predicted with certainty, management does not expect these matters to have a material adverse effect on the business or financial position of the Company.

TRADEMARKS

     The Company owns, in connection with footwear, all rights to "Payless," "Payless ShoeSource" and "Payless Kids," each of which is used as a trademark in connection with various merchandise or as a service mark. The Company owns all rights to the distinctive yellow and orange logo used in its signage and advertising. In the United States, the Company has registered 45 key marks and owns over 50 common law marks under which it markets private label merchandise. In its on-going effort to protect its intellectual property, the Company has registered its "Payless ShoeSource" and "Payless Kids" marks extensively abroad and is actively pursuing registration abroad of its other trademarks.

EFFECT OF COMPLIANCE WITH ENVIRONMENTAL LAWS

     Compliance with Federal, state and local laws regulating the discharge of materials into the environment or otherwise relating to the protection of the environment has not had, and is not expected to have, a material effect on capital expenditures, earnings or the competitive position of the Company.

                            FINANCING

     The Company is currently in discussions with prospective lenders regarding a revolving credit facility. The Company expects that the credit facility will be available for general corporate and working capital purposes. The Company anticipates that the covenants in the credit facility will not impose material restrictions on the operations of the Company.

                           MANAGEMENT

DIRECTORS

     The Payless Charter and the Payless Bylaws provide that the Company's board of directors may have no less than three and no more than 15 members, as determined from time to time by the board, each to hold office for a term of three years and until his or her successor shall have been elected and qualified, with the terms staggered so that approximately one-third of the directors will stand for election in any one year. The Company anticipates that as of the Distribution Date the board of directors will consist of six persons, each of whom will be elected for a term expiring at the annual meeting of shareowners indicated below and until his successor is elected and qualified. The following table sets forth information concerning the persons who will serve as directors.

                                          TERM EXPIRES AT
NAME                          AGE         ANNUAL MEETING IN
-----------------------------------------------------------
Steven J. Douglass            46              1999
Richard A. Jolosky            61              1997
Thomas A. Hays                63              1998
[ to be named]                [  ]            1998
Howard R. Fricke              60              1999
Robert L. Stark               63              1997

     Steven J. Douglass will become the Chairman of the Board and Chief Executive Officer of the Company as of the Distribution Date. Mr. Douglass has been Chairman and Chief Executive Officer of the Company since April, 1995. He joined the Company in 1993 and served as Senior Vice President/Director of Retail Operations from 1993 to January, 1995 and as Executive Vice President/Director of Retail Operations from January, 1995 to April, 1995. Prior to his association with the Company, Mr. Douglass held several positions at divisions of May, serving as Chairman of May Company, Ohio (1990-1993) and Senior Vice President and Chief Financial Officer of J.W. Robinsons (1986-1990). He also held positions in May's corporate office from 1976 to 1986, including Senior Vice President of Planning and Reporting (1982-1986) and Vice President of Planning (1980-1982). Prior to joining May in 1976, Mr. Douglass was employed by the J.L. Hudson division of Dayton Hudson, as Director of Store Operations
(1975), Manager - Financial Analysis (1974-1975) and Manager - General Accounting (1972-1974).

     Richard A. Jolosky has been President of the Company since January, 1996. He initially joined the Company in September 1982, serving as Executive Vice President - Merchandising (1982-1984) and then as President (1985-1988). Prior to rejoining the Company in 1996, Mr. Jolosky was President and Chief Executive Officer of Silverman Jewelry Company (1995-1996), Chief Executive Officer of the Richard Allen Company (1992-1995), a consultant for Northern Automotive Company, and President and Chief Executive Officer of J
& T Shoe Company (1988).    Before joining the Company initially,
he was employed as Senior Vice President and General Merchandise Manager of Jefferson Ward (1981-1982) and Vice President and General Merchandise Manager for Wal-Mart (1978-1981). Mr. Jolosky also held several positions at the Meier & Frank division of May, including General Merchandise Manager (1975-1978), Divisional Merchandise Manager (1968-1975) and Buyer (1965-1968). Mr. Jolosky began his career at Gimbel's Milwaukee, serving as Buyer, (1961-
1965) and as Assistant Buyer (1960-1961).

     Thomas A. Hays has been the Deputy Chairman of May since 1993 and has announced his retirement as Deputy Chairman and as a director of May effective April 30, 1996. Mr. Hays joined May in 1969 in the finance and operations areas. From 1972 to 1984, he served as Chairman, President or Chief Executive Officer of several operating divisions of May. Mr. Hays was named Vice Chairman of May in 1982 and President in 1985. He was elected to May's board of directors in 1983. Mr. Hays is also a director of May, Mercantile Bancorporation and Union Electric Company.

     [Bio of director to be named]

     Howard R. Fricke has been the Chairman of the Board, President and Chief Executive Officer of The Security Benefit Group of Companies since 1988. Between 1974 and 1988, Mr. Fricke served as Senior Vice President of Horace Mann Insurance Companies, President and Chief Executive Officer of Commercial Credit Company's insurance subsidiaries, and Chairman and Chief Executive Officer of Anchor National Life Insurance Company and its affiliate, Anchor National Financial Services, Incorporated. Before 1974, Mr. Fricke was employed in various capacities by Horace Mann Insurance Company, Franklin Life Insurance Company and State Farm Insurance.

     Robert L. Stark became Dean of The Regents Center at the University of Kansas in 1993, after retiring from Hallmark Cards, Inc. Prior to his becoming dean, Mr. Stark was employed by Hallmark Cards, Inc. for 35 years in several capacities, including:
Executive Vice President, President of the Personal Communication Group, Group Vice President, President of Hallmark, Canada and a member of the board of directors. He is also on the board of directors of Redman Industries, Inc., Mercantile Bancorporation, Century Products and Packerware Corporation.

COMMITTEES OF THE BOARD OF DIRECTORS

     The board of directors will have two committees: an Audit and Finance Committee and a Compensation and Nominating Committee.

     The functions of the Audit and Finance Committee include making recommendations to the board of directors as to the selection of the firm of independent public accountants and auditors to examine the books and accounts of the Company for each fiscal year, the proposed engagement arrangements for the independent public accountants and auditors for each fiscal year, and the advisability of having the independent public accountants and auditors make specified studies and reports regarding auditing matters, accounting procedures, tax or other matters. The Audit and Finance Committee will also review the results of the audit for each fiscal year, such accounting policies of the Company as are deemed appropriate for review by the Committee, the coordination between the independent public accountants and auditors and the Company's internal auditing group, the scope and procedures of the Company's internal audit work and the quality and composition of the Company's internal audit staff. The Audit and Finance Committee will also be responsible for reviewing and making recommendations to the board of directors with respect to the following matters: (a) the financial policies of the Company, debt ratings, short-term versus long-term debt positions, debt-to-capitalization ratios, fixed charge coverage, working capital and bank lines, dividend policy, the long-range financial plans of the Company, the Company's capital expenditure program including rate of return standards and evaluation methods, specific debt and/or equity placement activities, external financial relationships (with investment bankers, commercial bankers, insurance companies, etc.), financial public relations and communication programs, profit sharing plan investments, financial aspects of proposed acquisitions and/or divestitures, and the Company's insurance and risk management program. The members of the Audit and Finance Committee will be Messrs. Stark and [to be named], each of whom will be independent directors as required by the rules of the NYSE.

     The functions of the Compensation and Nominating Committee include considering and recommending to the board of directors and Company management the overall compensation programs of the Company, reviewing and approving the compensation payable to the senior management personnel of the Company and reviewing and monitoring the executive development efforts of the Company to assure development of a pool of management and executive personnel adequate for orderly management succession. The Committee will also review significant changes in employee benefits plans and stock related plans; serve as the "Committee" under the Company's profit sharing plan, 1996 Stock Incentive Plan, executive incentive compensation plan for corporate executives, supplementary retirement plan, long-term disability plan and deferred compensation plan; and identify and recommend to the board can-didates for directors, members of committees of the board of directors and the successor to the chief executive. The members of the Compensation and Nominating Committee will be Messrs. Hays and Fricke, each of whom are "disinterested persons" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and "outside directors" within the meaning of
Section 162(m) of the Internal Revenue Code (the "Code").

     The board of directors of the Company may, from time to time, establish certain other committees to facilitate its work.

COMPENSATION OF DIRECTORS

     Management directors will not be entitled to additional compensation by reason of their directorship or attendance at meetings of the board of directors of the Company or any committee thereof or at meetings of the shareowners. Non-management directors will receive 1,000 shares of Common Stock upon joining the board. Non-management directors also will be paid an annual fee of $35,000, payable in Common Stock. All such shares of stock are subject to restrictions on transferability and to forfeiture.
For 1996, the number of shares to be paid as the annual fee will be determined based upon the average of the high and low trading prices of the Common Stock on the NYSE for each of the first thirty trading days on which trading in the Common Stock on the NYSE occurs. Beginning in 1997, the number of shares will be determined based upon the arithmetic average closing prices of the shares for each of the ten trading days on which trading in the Common Stock on the NYSE occurs prior to the date of the annual meeting. Non-management directors also will be paid $1,000 in cash per meeting for attending more than twelve meetings (board and committee) in a year.

EXECUTIVE OFFICERS

     The following table sets forth certain information about the persons who will be executive officers of the Company as of the Distribution Date. Each such person will have been elected to the indicated office with the Company on or prior to the Distribution Date and will serve at the pleasure of the board of directors of the Company.


Name                     Age       Position
--------------------------------------------------------------------------------------------
Steven J. Douglass       46        Chairman of the Board and Chief Executive Officer
Richard A. Jolosky       61        President
Ullrich E. Porzig        50        Senior Vice President and Chief Financial Officer
Bryan P. Collins         42        Senior Vice President - General Merchandise Manager -
                                   Women's
Gerald F. Kelly          48        Senior Vice President - Logistics/Information Services
Duane L. Cantrell        40        Senior Vice President - Retail Operations
Thomas L. Rinehart       41        Senior Vice President - General Merchandise Manager -
                                   Men's
Michael S. Wilkes        42        Senior Vice President - General Merchandise Manager -
                                   Children's
Jed L. Norden            45        Senior Vice President - Human Resources
Harris Mustafa           42        Senior Vice President - Merchandise Distribution
Stephen Farley           41        Senior Vice President - Marketing
Curtis H. Barlow         47        Senior Vice President - Real Estate/Construction
--------------------------------------------------------------------------------------------

     Steven J. Douglass.  See "MANAGEMENT -- Directors."
     Richard A. Jolosky.  See "MANAGEMENT -- Directors."

     Ullrich E. Porzig has been the Company's Senior Vice President and Chief Financial Officer since he rejoined the Company in February, 1996. He served the Company in that same capacity from 1986 to 1988. Between 1993 and 1996, Mr. Porzig was Senior Vice President - Finance and Chief Financial Officer and Treasurer of Petro Shopping Centers L.P. From 1982 to 1993, he was employed by May in various capacities including Senior Vice President - Finance of Foley's (1988-1993), Senior Vice President and Chief Financial Officer of Meier & Frank (1985-1986) and Vice President - Planning & Analysis of May (1982-1985). In addition, he was employed by the Diamond's division of Dayton Hudson as Vice President and Controller (1980-1982), by the J.L. Hudson division of Dayton Hudson as Assistant Controller (1978-1980), Director - Credit (1977-1978), Director - Internal Audit (1976-1977) and Director - Profit Analysis/Capital Planning (1973-1976), and by Ford Motor Company as Analyst - Systems Planning/Operations Research (1969-
1973).

     Bryan P. Collins has been the Company's Senior Vice President and General Merchandise Manager - Women's since January, 1994. He also served the Company as Senior Vice President - Women's Seasonal/Leisure (July, 1991-January, 1994), Vice President - Merchandise Administration (March, 1991 until July, 1991), Vice President/Division Merchandise Manager - Athletics (1983-1985), Buyer - Children's (1980-1983), Buyer - Athletics (1978-1980), Assistant Buyer - Men's (1977-1978), and Assistant Buyer - Canvas (1976-1977). Mr. Collins commenced his employment with the Company in 1975 in the distribution area. Before rejoining the Company in 1991, Mr. Collins was employed by Topline Imports as President (1989-1991), Executive Vice President (1987-1989) and Marketing Manager (1985-1987).

     Gerald F. Kelly has been the Company's Senior Vice President - Logistics/Information Services since February, 1996. He has also served the Company as Senior Vice President - Information Services and Chief Financial Officer (1990-1996) and Senior Vice President - Information Services (1986-1990). Prior to joining the Company, Mr. Kelly was employed by Wilson Sporting Goods as Vice President - Management Services (1984-1986) and by James H. Lowery &
Associates as Vice President (1983-1984). He was a principal with Arthur Young & Company from 1982 to 1983, and prior to that he was a Managing Partner at Professional Computer Resources (1980-1982).

     Duane L. Cantrell has been the Company's Senior Vice President
- Retail Operations since May, 1995. He has also served the Company as Senior Vice President - Merchandise Distribution and Planning (1993-1995), Senior Vice President - Merchandise Distribution (1990-1993), Vice President - Distribution (1989-
1990), Vice President - Divisional Merchandise Manager - Women's Casuals (1985-1989), Buyer - Women's Casuals (1984-1985), Director
- Profit Planning/Analysis (1983-1984), Director - Merchandise Planning/Budget (1982-1983) and Manager - Merchandise Control (February, 1982-August, 1982). Between 1978 and 1982, Mr. Cantrell served in positions of increasing responsibility within the Company.

     Thomas L. Rinehart has been the Company's Senior Vice President - General Merchandise Manager - Men's since December, 1992. Before joining the Company, he was employed by The Custom Shop as President (1992), by Club International as President (1991-
1992) and by Burdines, a division of Federated Department Stores, as Vice President - General Merchandise Manager (1976-1991).

     Michael S. Wilkes has been the Company's Senior Vice President
- General Merchandise Manager -  Children's since January, 1994.
He has also served the Company as Senior Vice President - General Merchandise Manager - Women's Dress/Casual (1990-1994), Senior Vice President - General Merchandise Manager - Children's (1990), Vice President - General Merchandise Manager - Children's (1989-1990), Vice President - Divisional Merchandise Manager - Women's Casuals
(1989) and Buyer - Children's (1986-1988). Before joining the Company, Mr. Wilkes was employed by Gold Circle, a division of Federated Department Stores, as Senior Buyer - Ladies Sportswear (1982-1986) and by Richman Gordman as Buyer - Children's and Men's (1975-1982).

     Jed L. Norden has been the Company's Senior Vice President - Human Resources since July, 1985. He also served May as Vice President - Executive Development (1984-1985). Prior to joining
May, Mr. Norden was employed by Ingersoll-Rand, as General Manager - Personnel and Facilities (1982-1984), Manager - Engineered Pump Group (1978-1982), Manager - Corporate Personnel (1977-1978), Corporate Manager - Organization Development (1976- 1977), Manager - Corporate Recruiting (1975-1976), and Manager - Employee Relations Automatic Production Systems Division (1973-1975).

     Harris Mustafa has been the Company's Senior Vice President - Merchandise Distribution since May, 1995. He has also served the Company as Vice President - Financial Planning/Purchasing (1990-
1995), Assistant Controller (1989-1990), Director - Store Finance
(1989), Director - Seasonal Planning/Analysis (1987-1989) and Assistant Controller (1987). Before joining the Company, Mr. Mustafa was employed by the Target division of Dayton Hudson as Manager - Audit (1983-1987), Senior Financial Analyst (1981-1983), Internal Auditor (1979-1981), Assistant Merchandise Controller (1978-1979) and Assistant Buyer (1977-1978).

     Stephen Farley has been the Company's Senior Vice President - Marketing since July, 1994. He has also served the Company as Vice President - Marketing (1993-1994) and as Vice President - Advertising (1992-1993). Prior to joining the Company, Mr. Farley was employed by Earl Palmer Brown as Executive Vice President of Client Services (1989-1992), by Pizza Hut, Inc. as Senior Director (1987-1989), by Saatchi and Saatchi as Management Supervisor (1983-
1987), and by N.W. Ayer, Inc. as Account Executive (1980-1983).

     Curtis H. Barlow has been the Company's Senior Vice President
- Real Estate/Construction since December, 1993. Prior to joining the Company, Mr. Barlow was employed by The Vons Companies, Inc. as Senior Vice President - Real Estate (1992-1993), and by Wal-Mart Stores, Inc. as Vice President - Real Estate (1986-1992) and Director - Real Estate (1984-1986). Between 1977 and 1984, Mr. Barlow served in other positions of increasing responsibility within the Wal-Mart organization.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The Payless Charter provides that any director or officer of the Company who is made a party to any action, suit or proceeding in connection with services to the Company or its subsidiaries will be indemnified against expenses, judgments, fines and amounts paid in settlement to the maximum extent permitted by Missouri law. In addition, the Payless Charter authorizes the Company to purchase officer and director liability insurance and to create a trust fund, grant a security interest or use other means, including contractual arrangements, to ensure the payment of amounts owed pursuant to the Company's indemnification obligation.

     Section 351.355(1) of the GBCL provides that a corporation may indemnify a director, officer, employee or agent of the corporation in any action, suit or proceeding other than an action by or in the right of the corporation, against expenses (including attorney's fees), judgments, fines and settlement amounts actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action, had no reasonable cause to believe his conduct was unlawful. Section 351.355(2) provides that the corporation may indemnify any such person in any action or suit by or in the right of the corporation against expenses (including attorneys' fees) and settlement amounts actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that he may not be indemnified in respect of any matter in which he has been adjudged liable for negligence or misconduct in the performance of his duty to the corporation, unless authorized by the court. Section 351.355(3) provides that a corporation shall indemnify any such person against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the action, suit or proceeding if he has been successful in the defense of such action, suit or proceeding and if such action, suit or proceeding is one for which the corporation may indemnify him under Section 351.355(1) or (2). Section 351.355(7) provides that a corporation shall have the power to give any further indemnity to any such person, in addition to the indemnity otherwise authorized under Section 351.355, provided such further indemnity is either
(i) authorized, directed or provided for in the articles of incorporation of the corporation or any duly adopted amendment thereof or (ii) is authorized, directed or provided for in any bylaw or agreement of the corporation which has been adopted by a vote of the shareowners of the corporation, provided that no such indemnity shall indemnify any person from or on account of such person's conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful.

     The Company expects to enter into indemnification agreements with each director and certain executive officers of the Company providing, among other things, for the indemnities described above. Similar indemnification agreements may be entered into from time to time with additional officers of the Company.

     The Company expects to have in place a policy of insurance under which the directors and officers of the Company are insured, subject to the limits of the policy, against certain losses, as defined in the policy, arising from claims made against such directors and officers by reason of any wrongful acts, as defined in the policy, in their respective capacities as directors or officers.

                     EXECUTIVE COMPENSATION

     The following table summarizes compensation expected to be paid to the Company's Chief Executive Officer and the five other most highly compensated executive officers (the "named executive officers") for services to be rendered in all capacities in fiscal year 1996.

-------------------------------------------------------------------------------------------------------------------------------
                                         SUMMARY COMPENSATION TABLE <F1>

                                              Annual Compensation          Long-Term Compensation
                                             -----------------------------------------------------------------
                                                                           Awards                Payouts
                                                                          ------------------------------------
                                                                           Restricted               Long Term        All Other
Name & Principal                                                                Stock     Stock     Incentive     Compensation
Position                       Year          Salary<F2>     Bonus<F3>      Awards<F4>   Options    Payouts<F8>            <F9>
-------------------------------------------------------------------------------------------------------------------------------
Steven J. Douglass             1996          $587,500       $120,000               --     xxxx<F5>   $128,400          $xx,xxx
Chairman of the Board and                                                               62,500<F6>
Chief Executive Officer                                                                 12,500<F7>

Richard A. Jolosky             1996          $450,000        $90,000               --   62,500<F6>    $96,300          $xx,xxx
President                                                                               12,500<F7>

Duane L. Cantrell              1996          $292,481        $58,995               --     xxxx<F5>    $62,591          $xx,xxx
Senior Vice President-                                                                   5,000<F6>
Retail Operations                                                                        2,500<F7>


Bryan P. Collins               1996          $289,916        $58,478               --     xxxx<F5>    $62,042          $xx,xxx
Senior Vice President-                                                                   5,000<F6>
GMM                                                                                      2,500<F7>


Jed L. Norden                  1996          $266,825        $53,820               --     xxxx<F5>    $57,101          $xx,xxx
Senior Vice President-                                                                   5,000<F6>
Human Resources                                                                          2,500<F7>


Ullrich E. Porzig              1996          $266,825        $53,820               --    5,000<F6>    $57,101          $xx,xxx
Senior Vice President-                                                                   2,500<F7>
Chief Financial Officer
-------------------------------------------------------------------------------------------------------------------------------


<F1> The Summary Compensation Table does not reflect certain non-
cash compensation made available to the named executive officers for the fiscal year because the aggregate amounts of such compensation are below the required disclosure thresholds.

<F2> The table reflects annualized amounts expected to be paid to the named executive officers or deferred by the named executive officers during fiscal 1996. Annual salary changes for each of the named executive officers and for all salaried associates normally occur on May 1 of each year.

<F3> "Bonus" reflects the annual portion of the bonus payable under the Company's Executive Incentive Compensation Plan for Payless Executives, assuming performance at the "target" level. See "- Performance Based Bonus Plans." The bonuses will be paid or deferred under the Company's Deferred Compensation Plan, which provides that all deferrals will be distributed to participants in lump sum cash payments immediately following a change in control of the Company (as defined in the plan).

<F4> It is expected that on or about the Distribution Date the following restricted stock awards will be made to the named executive officers under the Company's Spin-Off Stock Plan: Mr. Douglass - 22,500 shares, Mr. Jolosky - 16,875 shares, Mr. Cantrell
- 7,125 shares, Mr. Collins - 7,063 shares, Mr. Norden - 6,500 shares and Mr. Porzig - 6,500 shares. As of the date of the award, the value of such restricted stock will be equal to the market price of the Common Stock on such date multiplied by the number of shares granted to the named executive officer. See "--Spin-Off Stock Plan and Spin-Off Cash Plan."

                                    35

<F5> It is expected that on or about the Distribution Date options to acquire the number of shares of Common Stock listed above will be granted under the 1996 Stock Incentive Plan in exchange for options to acquire May common stock previously granted to the executive.
See "--1996 Stock Incentive Plan" for a discussion of the terms and conditions of these options.

<F6> It is expected that on or about the Distribution Date options to acquire the number of shares of Common Stock listed above will be granted under the 1996 Stock Incentive Plan. These options will have a term of 10 years and 25% of the options will become exercisable on each of the first through fourth anniversaries of the Distribution Date. These options will have an exercise price equal to the average of the high and low trading prices of the Common Stock on the NYSE for each of the first 30 days on which trading in the Common Stock occurs.

<F7> It is expected that shortly after the Distribution Date options to acquire the number of shares of Common Stock listed above will be granted under the 1996 Stock Incentive Plan. These options will have a term of 10 years and 25% of the options will become exercisable on each of the first through fourth anniversaries of the grant date. The options will have an exercise price equal to the market price of the Common Stock on the date the options are granted.

<F8>  "Long-Term Incentive Payouts" represent the long-term portion of the bonus payable under the Executive Incentive Compensation Plan for Payless Executives, assuming performance at the "target" level and a stock price adjustment based on a 7% stock price increase. The bonuses will be paid or deferred under the Company's Deferred Compensation Plan. See note 3, above, and "-Performance Based Bonus Plans."

<F9> "All other Compensation" represents the Company's estimated contribution to the named executive officer's account in the Company's Profit Sharing Plan and a cash payment paid to the named executive officer under the Company's Spin-Off Cash Plan. See "-- Spin-Off Stock Plan and Spin-Off Cash Plan."

PERFORMANCE BASED BONUS PLANS

     The Company has two performance based bonus plans that cover approximately 400 associates. Each plan links a major portion of each associate's potential total pay to the associate's performance and to the Company's performance.

     EXECUTIVE INCENTIVE COMPENSATION PLAN FOR PAYLESS EXECUTIVES. The Executive Incentive Compensation Plan for Payless Executives will apply to 12 associates, including the named executive officers. Participants will be eligible to receive annual cash awards (for individual fiscal years) and long-term cash awards (for three-year long-term performance periods; long-term performance periods will be phased in following the Distribution, so that the initial long-term performance period will cover fiscal 1996, the second long-term performance period will cover 1996-7 and long-term performance periods after that will cover three fiscal years). These awards will be based upon attaining earnings per share and return on net assets (RONA) performance standards relating to the Company as a whole and also based on the performance of the Common Stock price over the long-term performance periods. In addition, awards are expected to be subject to an automatic upward or downward adjustment to reflect the Company's performance as compared to the performance of a group of competitors. The plan will be administered by the Compensation and Nominating Committee of the board of directors (the "Committee"). The performance standards are expected to be set by the Committee at the beginning of the measurement periods and are expected to be measured by the Committee after the close of the measurement periods. The maximum annual award payable under the plan's formula will be 30% of the executive's base salary and the maximum long-term award payable under the plan's formula will be 45% of the executive's average base salary over the long-term performance period. The awards for the named executive officers may also be adjusted downward on a discretionary basis by the Committee.

     PERFORMANCE INCENTIVE PLAN. The Company's Performance Incentive Plan applies to over 388 associates of the Company and its subsidiaries. Participants may receive annual cash awards based upon attaining certain measures of performance tailored to the participant's job. Performance standards are set at the beginning of the fiscal year and measured after the close of the fiscal year. The maximum annual award payable under the plan's formula ranges from 5% to 50% of the associate's base salary.

1996 STOCK INCENTIVE PLAN

     No associates of the Company will be eligible to receive options under any May stock option plan for fiscal 1996 or any future year. Prior to the Distribution Date, May, as sole shareowner of the Company, will approve the 1996 Stock Incentive Plan. Under the plan, the Company may issue stock options, restricted stock, performance restricted stock, stock appreciation rights and performance units.

     Executives who have stock options from May that are exercisable before the Distribution Date may elect to waive all of their rights under those May options, in which case the Company will grant the executive an option for 1.25 shares of Common Stock for each share of May common stock that is subject to a May option that the executive waives. In addition, May options that become exercisable after the Distribution Date will lapse. However, the Company will grant executives an option for 1.25 shares of Common Stock for each share of May common stock that is subject to a May option that lapses. Each of these new Company options will have a term of 10 years, and 50% of the options will become exercisable on each of the first and second anniversaries of the Distribution Date. These options will have an exercise price equal to the average of the high and low trading prices of the Common Stock on the NYSE for each of the first 30 days on which trading in the Common Stock occurs.

SPIN-OFF STOCK PLAN AND SPIN-OFF CASH PLAN

     The Company will have a Spin-off Stock Plan under which approximately 375,000 shares of restricted Common Stock will be issued to approximately 130 associates on or about the Distribution Date. Under the plan, associates will be granted shares of restricted stock, and generally they must remain employed by the Company through the vesting dates in order for the forfeiture restrictions to lapse. Restrictions lapse on one-third of the shares covered by the grants on each of the Distribution Date, the first anniversary of the Distribution Date and the second anniversary of the Distribution Date. The plan provides that, in the event of a change in control (as defined in the plan), the restrictions will lapse on all remaining shares.

     The Company will have a Spin-off Cash Plan under which approximately 600 associates are eligible to receive cash payments of amounts ranging from 10% to 37.5% of their base salary. Generally, associates must remain employed by the Company through the payment dates in order to be entitled to payment. One-half of the cash payments will be made on each of the first and second anniversaries of the Distribution Date. The plan provides that, in the event of a change in control (as defined in the plan), the cash payments will be accelerated.

EMPLOYMENT AGREEMENTS, TERMINATION OF EMPLOYMENT AND CHANGE IN
CONTROL AGREEMENTS

     Each of the named executive officers is a party to an employment agreement with the Company. The employment agreements will expire on or before April 30, 2000. The agreements provide for an annual salary at the annual rates shown in the table, with increases subject to the discretion of the board of directors of the Company. Prior to the Distribution, the Company entered into severance agreements with each of the named executive officers.
The agreements provide that the executive is entitled to benefits if (i) a "change in control" of the Company occurs and (ii) during the 180 days following such change in control, the executive determines in good faith that, as a result of the change in control, he is unable to execute his duties effectively. Following that 180 day period, employment must be actually or constructively terminated other than for cause or disability during the term of the agreement for benefits to be payable. Under the severance agreements, a "change in control" would include any of the following events: (i) any "person," as defined in the Exchange Act, acquires 50% or more of the Company's voting securities, (ii) a majority of the Company's directors are replaced during a three-year period; or (iii) shareowners approve certain mergers, or a liquidation, or sale of all or substantially all of the Company's assets.

     The severance agreements provide a lump sum payment equal to three times the sum of (i) base salary at termination or, if greater, base salary immediately prior to the change in control plus (ii) target bonus with maximum share price adjustment for the year in which the change in control occurs. Each agreement also provides 36 months of continued medical and life insurance benefits and, if the terminated executive is within five years of his or her eligibility date, eligibility in the Company's post-retirement life and medical insurance benefits. The agreements with officers who are subject to Section 16(b) of the

Exchange Act provide for a cash payment in cancellation of stock options. The agreement with the Chairman and Chief Executive Officer provides a "tax gross-up" payment to ensure that the above mentioned payments are not subject to net reduction due to imposition of excise taxes which are payable under Section 4999 of the Code. The agreement with the President provides for 50% of such payment. The Company established a trust which would be funded upon a potential change in control to provide the benefits under the severance agreements and which would, upon an actual change in control, become irrevocable.

PROFIT SHARING PLAN

     On or prior to the Distribution Date, Company associates will become eligible to participate in a new profit sharing plan (the "Payless Profit Sharing Plan"). Prior thereto, Company associates will be eligible to participate in The May Department Stores Company Profit Sharing Plan (the "May Plan"). As of the effective date of the Payless Profit Sharing Plan, associates' balances in the May Plan, including amounts invested in May common stock, will be transferred to the Payless Profit Sharing Plan. Since shares of Common Stock will be distributed in connection with the Distribution to the trustee of the Payless Profit Sharing Plan on shares of May common stock held for the Company associates'
accounts, it is anticipated that approximately [       ] shares of
Common Stock will be owned by the Payless Profit Sharing Plan for the accounts of Company associates as of the Distribution Date.

     The Payless Profit Sharing Plan will link its benefits to the Company's performance each year and to the value of the Common Stock. Generally, the Company will contribute 2.5% of its pretax net profits to the Payless Profit Sharing Plan each year. Associates will be able to voluntarily contribute to the Payless Profit Sharing Plan on both a before-tax and after-tax basis. Associates will be able to direct that the Company's contribution to their accounts and/or their voluntary contributions be invested in a Company Common Stock fund, or one of several other funds.

RETIREMENT PLAN AND SUPPLEMENTARY RETIREMENT PLAN

     The Company will not have a retirement plan. However, Company associates who are covered by the May Retirement Plan as of the Distribution will continue to vest in the benefits earned under that plan. Benefits accrued through the Distribution Date (expressed as a single life annuity payable beginning at age 65) will be "frozen" and paid out in the future.

     The Company will have a supplementary retirement plan (the "Supplementary Plan") covering, generally, associates who, at one time, have compensation in a calendar year equal to at least twice the amount of "wages" then subject to the payment of old age, survivor and disability insurance Social Security taxes. Under the Supplementary Plan, covered associates will become entitled to a single life annuity retirement benefit equal to (i) 2% of the average of the highest three out of the last five fiscal years of final annual salary and bonuses (reported as Salary, Bonus and Long-Term Incentive Payouts in the Summary Compensation Table) multiplied by their years of service, up to a maximum of 25 years,
(ii) reduced by primary Social Security benefits, by Company-provided benefits provided under the Payless Profit Sharing Plan and by Company-provided benefits under plans operated by May which may be payable to the associate, and, if appropriate, by amounts to reflect early retirement. The minimum benefit under the Supplementary Plan is expected to be the amount of Company-provided benefits which would have been payable under the Payless Profit Sharing Plan and under the May Retirement Plan, determined without regard to any statutory limits, less the amount of Company-provided benefits actually payable under those plans.

     The Supplementary Plan will provide that, in the event of a change in control (as defined in the plan), vesting will be accelerated in limited circumstances and benefits will not be forfeitable. The Company will establish a trust which will be funded upon a potential change in control to provide accrued benefits under the Supplementary Plan and which will, upon an actual change in control, become irrevocable.

     The following table shows the estimated aggregate annual benefits payable upon retirement at normal retirement age (65)
(assuming a retirement in 1996) for persons in specified compensation and years of service classifications covered by the Company's Profit Sharing Plan and, if eligible, the Supplementary
Plan. The named executive officers are expected to have, as of the end of 1996, the following years of service, respectively: Mr. Douglass, 20 years; Mr. Jolosky, 19 years; Mr. Cantrell, 18 years; Mr. Collins, 14 years; Mr. Norden, 12 years; and Mr. Porzig, 11 years.


------------------------------------------------------------------------
Average
Annual       Years of Service
Earnings
------------------------------------------------------------------------
                     20          25          30           35
$  500,000     $188,893    $236,116    $236,116     $236,116
$  600,000     $226,671    $283,339    $283,339     $283,339
$  700,000     $264,450    $330,563    $330,563     $330,563
$  800,000     $302,229    $377,786    $377,786     $377,786
$  900,000     $340,007    $425,009    $425,009     $425,009
$1,000,000     $377,786    $472,323    $472,232     $472,232
------------------------------------------------------------------------

               BENEFICIAL OWNERSHIP OF MANAGEMENT

The following table sets forth information with respect to the shares of Common Stock which are expected to be beneficially owned by each director and named executive officer of the Company and by all directors and officers of the Company as a group as of the Distribution Date based on their respective holdings of May common stock as of [---------, 1996] and shares of restricted Common Stock
expected to be granted on or about the Distribution Date.   See
"EXECUTIVE COMPENSATION." Based upon such data, no director or executive officer will beneficially own, as of the Distribution Date, more than 5% of the shares of the Common Stock outstanding at such date.

                         Amount and Nature of
Name                     Beneficial Ownership          Percentage
------------------------------------------------------------------------
Steven J. Douglass                                       <F*>
Richard A. Jolosky                                       <F*>
Duane L. Cantrell                                        <F*>
Bryan P. Collins                                         <F*>
Jed L. Norden                                            <F*>
Ullrich E. Porzig                                        <F*>
Thomas A. Hays                                           <F*>
[to be named]                                            <F*>
Howard R. Fricke                                         <F*>
Robert L. Stark                                          <F*>
All directors and executive
officers as a group (17 persons)                         <F*>

<F*> Less than 1%

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     The only shareowner of the Company prior to the Distribution
Date is May. After the Distribution Date, May will own no shares of Common Stock.

     Based on information which has been obtained from May's records and a review of statements filed with the Securities and Exchange Commission pursuant to Section 13(g) of the Exchange Act with respect to May common stock and received by May prior to April
[   ], 1996, no person known to May will be the beneficial owner of more than 5% of the Common Stock upon completion of the Distribution other than as set forth below:

                                      Number of
                                  Shares of Common       Percent of Class
                                   Stock as of the          as of the
     Name and Address             Distribution Date     Distribution Date
     ----------------             -----------------     -----------------

     The Bank New York, Inc.                                 5.x%
     Trustee for the May Plan
     One Wall Street
     New York, New York 10286

     Oppenheimer Group, Inc.                                 5.4%
     Oppenheimer Tower
     World Financial Center
     New York, New York 10281


     The May Plan provides for an investment fund which is invested in shares of May common stock (the "May Common Stock Fund"). As of the Record Date, the trust under the May Plan is expected to own
approximately [          ] shares of May common stock ([   ]% of
the outstanding shares of May common stock). As a result of the Distribution, the May Plan trust will own approximately [5%] of the outstanding Common Stock on the Distribution Date. The terms of the May Plan require that the May Common Stock Fund be invested solely in shares of May common stock and sufficient cash for liquidity. Common Stock distributed to the May Common Stock Fund and owned by the trust following the Distribution will be systematically liquidated by the trustee, after which time the May Plan trust will own no shares of the Common Stock.

     The Payless Profit Sharing Plan provides for an investment fund which is invested in shares of May common stock (the "Payless Profit Sharing Plan May Common Stock Fund"). As of the Record Date, the trust under the Payless Profit Sharing Plan is expected
to own approximately [          ] shares of May common stock (less
than 1% of the shares of May common stock outstanding) in the Payless Profit Sharing Plan May Common Stock Fund. As a result of the Distribution, the Payless Profit Sharing Plan trust will own Common Stock. Under the terms of the Payless Profit Sharing Plan, those shares will be transferred to accounts of the Company's associates in an investment fund which is to be invested in Common Stock. Thereafter, those shares will be subject to the terms of the Payless Profit Sharing Plan.


            TRANSACTIONS BETWEEN THE COMPANY AND MAY

     The Company and May plan to enter into a number of agreements for the purpose of defining the ongoing relationship between them. These agreements will be developed in connection with the repositioning of the Company by May and therefore are not likely to be the result of arm's-length negotiation between independent parties. Additional or modified agreements, arrangements and transactions may be entered into by the Company, May and May's subsidiaries after completion of the Distribution. Any such future agreements, arrangements and transactions will be determined through negotiations on an arm's-length basis between the Company and May or May's subsidiaries, as the case may be.

     In the past, May has provided certain services to the Company, including employee benefit design, insurance, legal, taxes, import and treasury services. The Company intends to perform or secure these services independently in the future. However, for a limited period of time, May may continue to provide certain corporate services until such independent arrangements can be completed. The following is a summary of certain past, present and anticipated future agreements, arrangements and transactions between the Company and May.

MASTER LEASE AGREEMENT

     May leases (and the Company subleases from May) approximately 365 of the Company's stores under sale-leaseback arrangements with third parties entered into from time to time, beginning in 1984. The Company and May expect to enter into up to approximately 25 additional leases under such arrangements during 1996. The Company and May anticipate entering into a master lease agreement or agreements which will define the ongoing relationship between them with respect to those lease arrangements.

TAX SHARING AGREEMENT

     Through the Distribution Date, the results of operations of the Company and its domestic subsidiaries that are at least 80% owned by the Company (the "Company Group") will be included in May's consolidated Federal income tax returns ("May Consolidated Federal Returns"). In connection with the Distribution, May and the Company will enter into a Tax Sharing Agreement (the "Tax Sharing Agreement") that provides, among other things, for the allocation between May and the Company of Federal, state, local and foreign tax liabilities for all periods through the Distribution Date. Generally, the Company will be responsible for the portion of any deficiencies of May assessed with respect to all periods up to and including the Distribution Date that give rise to a tax benefit to the Company in a post-Distribution period. Furthermore, the Tax Sharing Agreement provides that if the Distribution fails to qualify as a tax-free distribution as a result of any event occurring prior to the second anniversary of the Distribution Date that results from the breach of certain covenants made by the Company in the Tax Sharing Agreement or involves either the stock or assets (or any combination thereof) of any member of the Company Group, then the Company must indemnify and hold May harmless, on an after-tax basis, from any tax liability imposed upon it in connection with the Distribution. The Tax Sharing Agreement also prohibits the Company from entering into certain transactions or disposing of substantially all of its assets prior to the second anniversary of the Distribution Date in the absence of a prior opinion of independent tax counsel or receipt of a private letter ruling from the Internal Revenue Service (the "Service") that such transaction or disposition will not cause the Distribution to be a taxable transaction.

                  DESCRIPTION OF CAPITAL STOCK

AUTHORIZED CAPITAL STOCK

     Prior to the Distribution Date, the Company intends to file the Payless Charter with the Secretary of State of the State of Missouri, and the board of directors of the Company intends to adopt the Payless Bylaws. Under the Payless Charter, the total number of shares of all classes of stock that the Company has authority to issue is 145,000,000, of which 120,000,000 are shares of Common Stock, par value $.01 per share, and 25,000,000 are shares of preferred stock, par value $.01 per share (the "Preferred Stock"). No shares of Preferred Stock will be issued in connection
with the Distribution, although [           ] shares of Series A
Junior Participating Preferred Stock will be reserved for issuance in connection with the Rights Agreement (as defined below). Based on the number of shares of May common stock outstanding at
April [   ], 1996, approximately [          ] million shares of
Common Stock constituting approximately [ %] of the authorized Common Stock, will be issued to shareowners of May.

COMMON STOCK

     The owners of Common Stock will be entitled to one vote for each share on all matters voted on by shareowners, including the election of directors, and the owners of such shares will possess all voting power, except as otherwise required by law or provided in any resolution adopted by the board of directors of the Company with respect to any series of Preferred Stock. The Common Stock will not have cumulative voting rights. It is currently expected that the first annual meeting of shareowners of the Company following the Distribution will be held in May, 1997. Subject to any preferential or other rights of any outstanding series of Preferred Stock that may be designated by the board of directors of the Company, the owners of Common Stock will be entitled to such dividends as may be declared from time to time by the board of directors of the Company from funds available therefor. See "CERTAIN CONSIDERATIONS - Dividend Policy." In the event of liquidation, dissolution or winding up of the Company, owners of Common Stock will be entitled to receive pro rata all assets of the Company available for distribution to such owners remaining after payment of liabilities and liquidation preference of any outstanding Preferred Stock. Owners of Common Stock have no rights to convert their Common Stock into any other securities and there are no redemption or sinking fund provisions with respect to such shares. All of the outstanding shares of Common Stock are fully paid and nonassessable, and the shares of Common Stock to be issued in connection with the Distribution, when issued, will be fully paid and nonassessable. Additional shares of Common Stock may be issued without shareowner approval, other than such approval as may be required by applicable stock exchange rules.

PREFERRED STOCK

     The board of directors of the Company will be authorized to provide for the issuance of shares of Preferred Stock, in one or more classes or series, and to fix for each such class or series such voting powers, designations, preferences and relative, participating, optional and other special rights, and such qualifications, limitations or restrictions thereon, as are stated in the resolutions adopted by the board of directors of the Company providing for the issuance of such class or series and as are permitted by the GBCL. The Company has no present plans to issue any of the Preferred Stock. See "PURPOSES AND EFFECTS OF CERTAIN PROVISIONS OF THE CHARTER, THE BYLAWS AND THE RIGHTS AGREEMENT -- Preferred Stock."

NO PREEMPTIVE RIGHTS

     No owner of any stock of the Company of any class authorized at the Distribution Date will then have any preemptive right to subscribe to any securities of the Company of any kind or class.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is The
Bank of New York.


          PURPOSES AND EFFECTS OF CERTAIN PROVISIONS OF
        THE CHARTER, THE BYLAWS AND THE RIGHTS AGREEMENT

GENERAL

     The Payless Charter, the Payless Bylaws and the Rights Agree-ment, dated as of ---------- ----, 1996, between the Company and The Bank of New York, as Rights Agent (the "Rights Agreement"), contain certain provisions that could make more difficult the acquisition of control of the Company by means of a tender offer, open market purchases, a proxy contest or otherwise. Set forth below is a description of such provisions in the Payless Charter, the Payless Bylaws and the Rights Agreement. Such description is intended as a summary only and is qualified in its entirety by reference to the Payless Charter, the Payless Bylaws and the Rights Agreement, the forms of which are included as exhibits to the Registration Statement of which this Information Statement forms a part.

     CLASSIFIED BOARD OF DIRECTORS; REMOVAL OF DIRECTORS. The Payless Charter provides that the number of directors shall be not less than three nor more than 15, with the exact number of directors to be determined from time to time by a majority of the entire board of directors. The directors shall be divided into three classes, as nearly equal in number as is reasonably possible, serving staggered three-year terms so that directors' initial terms will expire at the annual meeting of the Company's shareowners held in 1997, 1998 and 1999, respectively. Starting with the 1997 annual meeting of the Company's shareowners, one class of directors will be elected each year for a three-year term. See "MANAGEMENT -- Directors."

     The Company believes that a classified board of directors will help to assure the continuity and stability of the Company's board of directors and the Company's business strategies and policies as determined by the board of directors of the Company, since a majority of the directors at any given time will have had prior experience as directors of the Company. The Company believes that this in turn will permit the board to represent more effectively the interests of shareowners.

     With a classified board of directors, at least two annual meetings of shareowners, instead of one, will generally be required to effect a change in a majority of the members of the board of directors. As a result, the classification of the board of directors of the Company may discourage proxy contests for the election of directors, unsolicited tender offers or purchases of a substantial block of the Common Stock because it could prevent an acquiror from obtaining control of the board of directors of the Company in a relatively short period of time. In addition, pursuant to the Payless Charter, a director may be removed only for cause and only by the affirmative vote of owners of two-thirds of the outstanding shares of Common Stock entitled to vote thereon.
As a result, a classified board of directors delays shareowners who do not agree with the policies of the board of directors from replacing directors, unless they can demonstrate that the directors should be removed for cause and obtain the requisite vote. Such a delay may help ensure that the board of directors of the Company, if confronted with a proxy contest or an unsolicited proposal for an extraordinary corporate transaction, will have sufficient time to review the proposal and appropriate alternatives to the proposal and to act in what it believes is the best interest of the Company's shareowners.

     FILLING VACANCIES ON THE BOARD. The Payless Charter provides that vacancies on the board of directors may be filled only by a majority of the board of directors then in office, even if less than a quorum or by the sole remaining director. Accordingly, the board of directors could temporarily prevent any shareowner from obtaining majority representation on the board of directors by enlarging the board of directors and filling the new directorships with its own nominees.

     SPECIAL MEETINGS; LIMITATIONS ON SHAREOWNER ACTION BY WRITTEN CONSENT. The Payless Charter provides that shareowner action can be taken only at an annual or special meeting of shareowners. The Payless Charter provides that special meetings of shareowners may be called only by the board of directors, the Chairman of the board of directors, or the President. Shareowners are not permitted to call a special meeting or to require that the board of directors call a special meeting of shareowners. Moreover, the business permitted to be conducted at any special meeting of shareowners is limited to the purpose or purposes specified in the written notice of such meeting.

     Pursuant to the GBCL and the Payless Bylaws, any action by written consent of shareowners in lieu of a meeting must be unanimous. The provision of the GBCL and the Bylaws requiring unanimity for shareowner action by written consent gives all the shareowners of the Company entitled to vote on a proposed action the opportunity to participate in such action and will prevent the owners of a majority of the voting power of the Company from using the written consent procedure to take shareowner action. Moreover, a shareowner cannot force shareowner consideration of a proposal over the opposition of the board of directors, the Chairman of the board of directors or the President by calling a special meeting of the shareowners.

     BUSINESS COMBINATION PROVISION. In addition to any affirmative vote required by the GBCL or otherwise, the Payless Charter requires the approval of a majority of the outstanding shares of Voting Stock of the Company (as defined therein), excluding Voting Stock held by any Interested Shareholder (defined generally as the beneficial owner of 20% or more of the Voting Stock of the Company), or any Affiliate (as defined therein) or Associate (as defined therein) of such Interested Shareholder, as a condition of certain "Business Combination" (as defined therein) transactions with or for the benefit of an Interested Shareholder, unless (i) certain price criteria are satisfied, or (ii) the Business Combination transaction was approved by the board of directors of the Company prior to such Interested Shareholder's Stock Acquisition Date (as defined therein), or the purchase of stock made by such Interested Shareholder on such Interested Shareholder's Stock Acquisition Date had been approved by the board of directors of the Company prior to such Interested Shareholder's Stock Acquisition Date, or (iii) the Business Combination had been approved by a majority of the outstanding Voting Stock not beneficially owned by such Interested Shareholder or any Affiliate or Associate of such Interested Shareholder no earlier than five years after such Interested Shareholder's Stock Acquisition Date. The price criteria under the Payless Charter relate to the minimum value to be paid to the owners of Common Stock.

     AMENDMENT OF CERTAIN CHARTER AND BYLAW PROVISIONS.  The
Payless Charter provides that the Payless Bylaws may only be amended by a vote of two-thirds of the entire board of directors.
The Payless Charter provides that any proposal to amend, repeal or adopt any provision of the Payless Charter must be approved by the affirmative vote of the owners of at least two-thirds of the outstanding shares of the Company.

     ADVANCE NOTICE PROVISIONS FOR SHAREOWNER PROPOSALS AND SHAREOWNER NOMINATIONS. The Payless Bylaws establish an advance notice procedure with regard to business to be brought before an annual or special meeting of shareowners of the Company (the "Business Procedure") and with regard to the nomination, other than by or at the direction of the board of directors, of candidates for election as directors (the "Nomination Procedure").

     The Business Procedure provides that at an annual or special meeting only such business may be conducted as has been specified in the notice of meeting, brought before the meeting by or at the direction of the board of directors, otherwise properly brought before the meeting by or at the direction of the board of directors, or by a shareowner who has given timely written notice to the Company's corporate secretary (the "Secretary") of such shareowner's intention to bring such business before the meeting. The Nomination Procedure provides that only persons who are nominated by or at the direction of the board of directors, by a nominating committee or person appointed by the board of directors, or by a shareowner who has given timely written notice to the Secretary prior to the meeting at which directors are to be elected, will be eligible for election as directors. Under the Business Procedure or the Nomination Procedure, to be timely, notice must be delivered to or mailed and received at the principal executive offices of the Company not less than 75 days nor more than 90 days prior to the meeting; provided, however, that in the event that less than 90 days' notice or prior public disclosure of the date of the meeting is given or made to shareowners, notice by the shareowner to be timely must be so received not later than the close of business on the 15th day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made, whichever was first.

     Under the Nomination Procedure, a shareowner's notice to the Company proposing to nominate a person for election as a director must contain certain information (i) about each proposed nominee, including, without limitation, (a) the name, age, business address and residence address of the nominee, (b) the principal occupation or employment of the nominee, (c) the class and number of shares of Common Stock which are beneficially owned by the nominee and (d) any other information relating to the nominee that is required to be disclosed in solicitations of proxies for election of directors pursuant to the Regulation 14A under the Exchange Act and (ii) about the shareowner proposing to nominate such person, including, without limitation, (a) the name and record address of the shareowner and (b) the class and number of shares of Common Stock which are beneficially owned by the shareowner. Under the Business Procedure, a shareowner's notice relating to the conduct of business other than the nomination of directors at an annual meeting must contain certain information (i) about such business and about the proposing shareowner including, without limitation,
(a) a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting, (b) the name and record address of the proposing shareowner, (c) the class and number of shares of Common Stock owned by the proposing shareowner and (d) a description of any material interest of the shareowner in such business. If the chairman of the meeting determines that a person was not nominated in accordance with the Nomination Procedure, such person will not be eligible for election as a director and such nomination shall be disregarded. If such chairman determines that business was not properly brought before such meeting in accordance with the Business Procedure, such business will not be transacted at such meeting.

     By requiring advance notice of nominations by shareowners, the Nomination Procedure will afford the board of directors a meaningful opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the board of directors, to inform shareowners about such qualifications. By requiring advance notice of proposed business, the Business Procedure will provide a more orderly procedure for conducting annual meetings of shareowners and, to the extent deemed necessary or desirable by the board of directors, will provide the board of directors with a meaningful opportunity to inform shareowners, prior to such meeting, of any business proposed to be conducted at such meeting, together with any recommendation of the board of directors' position as to action to be taken with respect to such business, so as to enable shareowners better to determine whether they desire to attend such a meeting or grant a proxy to the board of directors as to the disposition of any such business.
Although the Payless Bylaws do not give the board of directors any power to approve or disapprove shareowner nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of shareowner proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to the Company and its shareowners.

PREFERRED STOCK

     The Payless Charter authorizes the board of directors of the Company to establish one or more classes or series of Preferred Stock and to determine, with respect to any class or series of Preferred Stock such voting powers, designations, preferences and relative, participating, optional and other special rights, and such qualifications, limitations or restrictions thereon, as are stated in the resolutions adopted by the board of directors of the Company providing for the issuance of such series and as are permitted by the GBCL.

     The Company believes that the availability of the Preferred Stock will provide the Company with increased flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs that might arise. Having such authorized shares available for issuance will allow the Company to issue shares of Preferred Stock without the expense and delay of a special shareowners meeting. The authorized shares of Preferred Stock, as well as shares of Common Stock, will be available for issuance without further action by the Company's shareowners, unless such action is required by applicable law or the rules of any stock exchange on which the Company's securities may be listed. Although the board of directors of the Company has no intention at the present time of doing so, it would have the power (subject to applicable law) to issue a series of Preferred Stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. For instance, subject to applicable law, such series of Preferred Stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction. The board of directors will make any determination to issue such shares based on its judgment as to the best interests of the Company and its share-owners. The board of directors, in so acting, could issue Pre-ferred Stock having terms which could discourage an acquisition attempt or other transaction that some, or a majority, of the shareowners might believe to be in their best interests or in which shareowners might receive a premium for their stock over the then market price of such stock. See "--Rights Agreement."

CONTROL SHARE ACQUISITION STATUTE

     Under the control share acquisition statute of the GBCL, a potential acquiror must notify the target corporation that it has acquired or proposes to acquire capital stock of the target corporation which would cause the acquiror to move into one of several defined ranges of voting power (20% to 33%, 33% to 50%, 51% to 100%). Without the approval of a majority of the outstanding shares not owned by the acquiror, officers or employee-directors, the control shares do not receive voting rights.

RIGHTS AGREEMENT

     On ------, 1996, the board of directors of the Company adopted the Rights Agreement and declared a dividend distribution of one right for each outstanding share of Common Stock (the "Rights"). Each Right entitles the registered owner to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share (the
"Series A Preferred Stock"), at a purchase price of $[   ] per one-
one hundredth of a share, subject to adjustment. The following description of the Rights is a summary of the material terms thereof. A copy of the Rights Agreement, dated -----, 1996 (the "Rights Agreement"), between the Company and The Bank of New York, as Rights Agent, is filed as an exhibit to the Registration Statement of which this Information Statement forms a part.

     The Rights will be attached to all outstanding shares of Common Stock and will be represented by the certificates representing such shares until a "Rights Distribution Date" occurs.
A "Rights Distribution Date" will occur upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock
(the "Stock Acquisition Date"), or (ii) 10 business days (or such later date as the board of directors shall determine) following the commencement of a tender or exchange offer that would result in a person or group beneficially owning 20% or more of such outstanding shares of Common Stock (the "Tender Offer Date") or (iii) 10 business days following the declaration by the board of directors that a person has become an "Adverse Person" upon a determination that such person has become the beneficial owner of a substantial amount of Common Stock (but in no event less than 15% of the outstanding Common Stock) and that such beneficial ownership is intended to cause the Company to repurchase such Common Stock or to take action intended to provide such person with short-term financial gain or is causing, or is reasonably likely to cause, a material adverse impact on the business or prospects of the Company.

     Until the Rights Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) the Common Stock certificates will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Series A Preferred Stock will be issued (or fractions that are integral multiples of one one-hundredth of a share).

     The Rights are not exercisable until the Rights Distribution
Date and will expire at the close of business on      , 2006, or
such later date as the board of directors establishes under certain circumstances, unless earlier redeemed by the Company as described below.

     As soon as practicable after the Rights Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Rights Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the board of directors, only shares of Common Stock outstanding prior to the Rights Distribution Date will be issued with Rights.

     Each share of Series A Preferred Stock purchased upon exercise of the Rights will be entitled to a minimum preferential quarterly dividend payment equal to the greater of (i) $1.00 per share, and
(ii) 100 times the dividend, if any, declared per share of Common Stock. In the event of liquidation, the owners of the Series A Preferred Stock will be entitled to a minimum preferential liquidation payment equal to the greater of (a) $10 per share and
(b) 100 times the payment made per share of Common Stock. Each share of Series A Preferred Stock will have 100 votes and will vote together with the Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Series A Preferred Stock will be entitled to receive 100 times the amount per share of Common Stock received in such merger, consolidation or other transaction. These rights are protected by customary antidilution provisions. The shares of Series A Preferred Stock will, if issued, be junior to any other series of Preferred Stock which may be authorized and issued by the Company, unless the terms of any such other series provide otherwise. Because of the nature of the Series A Preferred Stock's dividend, liquidation and voting rights, the value of one one-hundredth of a share of Series A Preferred Stock purchasable upon the exercise of each Right should approximate the value of one share of Common Stock.

     In the event that (i) any Person becomes the beneficial owner of 20% or more of the then outstanding shares of Common Stock
(unless such acquisition is made pursuant to a tender or exchange offer for all outstanding shares of the Company, upon terms and conditions determined by a majority of the Continuing Directors (as defined below) to be in the best interest of the Company and its stockholders (a "Qualifying Offer")) or (ii) the board of directors declares a person to be an Adverse Person, each owner of a Right
(other than an Acquiring Person or an Adverse Person, certain related parties and transferees) will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company), having a value equal to two times the exercise price of the Right. For example, at an exercise price of $50 per Right, each Right not owned by an Acquiring Person, an Adverse Person or by certain related parties or transferees following the event set forth above would entitle its owner to purchase $100 worth of Common Stock (or other consideration, as noted above) for $50. Assuming that the Common
Stock had a per share market price of $10 at such time, the owner of each valid Right would be entitled to purchase 10 shares of Common Stock for $50. The Rights are not exercisable following the occurrence of any of the events described above until such time as the Rights are no longer redeemable by the Company as described below. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or Adverse Person or by certain related parties or transferees will be null and void.

     In the event that at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or business combination transaction in which the Company is not the surviving corporation (other than a merger consummated pursuant to a Qualifying Offer); (ii) the Company is the surviving corporation in a consolidation or pursuant to which all or part of the outstanding shares of Common Stock are changed or exchanged for stock or other securities of any other person or cash or any other property; or
(iii) more than 50% of the combined assets or earning power is sold or transferred (in each case other than certain consolidations with, mergers with and into, or sales of assets or earning power by or to subsidiaries of the Company as specified in the Rights Agreement), each owner of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise thereof, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events described in this paragraph and in the preceding paragraph are referred to as the "Triggering Events."

     In order to prevent dilution, the Purchase Price payable, the number and kind of shares covered by each Right and the number of Rights outstanding are subject to adjustment from time to time (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock, (ii) if owners of Series A Preferred Stock are granted certain rights or warrants to subscribe for Series A Preferred Stock or securities convertible into Series A Preferred Stock at less than the current market price of the Series A Preferred Stock, or (iii) upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness, cash (excluding regular quarterly cash dividends), assets (other than dividends payable in Series A Preferred Stock) or subscription rights or warrants (other than those referred in (ii) immediately above).

     With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Series A Preferred Stock are required to be issued (other than fractions which are integral multiples of one one-hundredth of a share of Series A Preferred Stock) and, in lieu thereof, the Company may make an adjustment in cash based on the market price of the Series A Preferred Stock on the trading day prior to the date of exercise.

     At any time until ten business days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (payable in cash, shares of Common Stock or other consideration deemed appropriate by the board of directors). The Company may not redeem the Rights if the board of directors has previously determined a person to be an Adverse Person. Immediately upon the action of the board of directors ordering redemption of the Rights, the Rights will terminate and the only right of the owners of Rights will be to receive the $.01 redemption price.

     For purposes of the Rights Agreement, the term "Continuing Director" means any member of the board of directors of the Company who was a member of the board on the Distribution Date, and any person who is subsequently elected to the board if such person is recommended or approved by a majority of the Continuing Directors, but shall not include an Acquiring Person, an Adverse Person or an affiliate or associate of an Acquiring Person, or Adverse Person or any representative of the foregoing entities.

     Until a Right is exercised, the owner thereof, as such, will have no rights as a shareowner of the Company, including, without limitation, the right to vote or to receive dividends.

     Any of the provisions of the Rights Agreement may be amended by the board of directors of the Company prior to the Rights Distribution Date, other than the redemption price and the number of one-hundredths of a share of Series A Preferred Stock for which a right is exercisable, and the Purchase Price may not be reduced. After the Rights Distribution Date, the provisions of the Rights Agreement may be amended by the board in order to cure any ambiguity, to make changes which do not adversely affect the interests of owner of Rights (excluding the interests of any Acquiring Person or Adverse Person) or to shorten or lengthen any time period under the Rights Agreement, except that no amendment to adjust the time period governing redemption may be made at such time as the Rights are not redeemable. The Final

Expiration Date (as defined in the Rights Agreement) may be extended and the Purchase Price may be increased at any time prior to a Stock Acquisition Date or a Tender Offer Date.

     The Rights have certain anti-takeover effects. They may reduce or eliminate (i) "two-tiered" or other partial offers which do not offer fair value for all of the Common Stock; (ii) the accumulation by a third party of 20% or more of the Common Stock in open-market or private purchases in order to influence or control the business and affairs of the Company without paying an appropriate premium for a controlling position in the Company; and
(iii) the accumulation of shares of Common Stock by third parties in market transactions for the primary purpose of attempting to cause the Company to be sold. In addition, the Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a manner defined as a Triggering Event unless the offer is conditioned on a substantial number of Rights being acquired. The Rights should not, however, affect any prospective offeror willing to make an offer for all outstanding shares of Common Stock and other voting securities at a price and on terms which are in the best interests of the Company and its shareowners as determined by the board of directors or affect any prospective offeror willing to negotiate with the board of directors because as part of any negotiated transaction the Rights would either be redeemed or otherwise made inapplicable to the transaction. The Rights should not interfere with any merger or other business combination approved by the board of directors since the board of directors may, at its option, at any time until ten business days following a Stock Acquisition Date, redeem all, but not less than all, of the then outstanding Rights at the $.01 redemption price.


                        THE DISTRIBUTION

REASONS FOR THE DISTRIBUTION

     May is engaged primarily in the department store business.
The Company is engaged in the self-service, affordably priced, family shoe business. The board of directors and management of May believe that today's business environment requires management to focus on a single retail segment. In recent years, May has undertaken a program to strengthen its competitive position in its core department store business by concentrating May's management and financial resources on the department store business. Over the years, May has implemented several strategic elements of this plan, including (i) increasing its internal investments in the department store business, (ii) acquiring other department store businesses and department store assets and (iii) disposing of many of its other lines of business, including its shopping center business, its catalog showroom business and its discount department store business. In addition, May believes that the Company must implement a more effective incentive and benefit program designed to better attract, retain and motivate its associates by offering economic rewards tied more directly to the performance of the Company than the incentive arrangements that are currently in effect.

     Currently, May's outstanding common stock is widely held and publicly traded. Each of May's shareowners owns less than 5% of May's outstanding common stock, except for the May Plan, which owns approximately [ ]% of the common stock and the Oppenheimer Group, Inc., which owns or controls approximately 5.4% of the outstanding May common stock. Consequently, the value of May's equity is determined in the public market, based on the performance of May, as a whole. Since May is engaged primarily in the department store business, the value of May's equity primarily reflects the market's view of the performance of May's department store business and does not adequately reflect the performance of the Company.

     Distributing the shares of Common Stock to the shareowners of May will permit the creation of (i) a separate profit sharing plan that will be funded based on the Company's performance and offer associates the opportunity to invest in Common Stock and (ii) a separate stock incentive plan under which

     - stock options may be granted (permitting the Company's executives to buy Common Stock),

     - shares of restricted Common Stock of the Company may be issued to the Company's senior executives, and

     - performance units may be credited to the accounts of the Company's senior executives,

all of which will provide employees of the Company and its subsidiaries with equity incentives directly linked to the performance of the Company and its stock, rather than to the performance of May's department store business with which they are not involved. These incentive plans will help the Company to better attract, retain and motivate its management.

MANNER OF EFFECTING THE DISTRIBUTION

     The general terms and conditions relating to the Distribution will be set forth in a Distribution Agreement, dated as of
                 , 1996 (the "Distribution Agreement"), between May and the Company.

     May will effect the Distribution on the Distribution Date by providing for the delivery of the shares of Common Stock to the Distribution Agent for distribution to the owners of record of May common stock on the Record Date. The Distribution will be made on the basis of [------] share of Common Stock for every share of May common stock (------------ shares of Common Stock for each 100 shares of May common stock) outstanding on the Record Date. The actual total number of shares of Common Stock to be distributed will depend on the number of shares of May common stock outstanding on the Record Date. The shares of Common Stock will be fully paid and nonassessable, and the owners thereof will not be entitled to preemptive rights. See "DESCRIPTION OF CAPITAL STOCK." Certificates representing the shares of Common Stock will be mailed
to May shareowners on or about May [    ], 1996.

     No certificates or scrip representing fractional shares of Common Stock will be issued to May shareowners as part of the Distribution. The Distribution Agent will aggregate fractional shares into whole shares and sell them in the open market at then prevailing prices on behalf of owners who otherwise would be entitled to receive fractional share interests, and such persons will receive instead a cash payment in the amount of their pro rata share of the total proceeds, net of selling expenses. See "THE DISTRIBUTION - Federal Income Tax Consequences of the Distribution." Such sales are expected to be made as soon as practicable after the Record Date. NONE OF MAY, THE COMPANY OR THE DISTRIBUTION AGENT WILL GUARANTEE ANY MINIMUM SALE PRICE FOR THE SHARES OF COMMON STOCK, AND NO INTEREST WILL BE PAID ON THE PROCEEDS.

     After the Distribution, owners of May common stock will continue to own their shares of May common stock and, if such shareowners were shareowners of record on the Record Date, they will have also received shares of Common Stock. No owner of May common stock will be required to pay any cash or other consideration for the shares of Common Stock received in the Distribution or to surrender or exchange shares of May common stock in order to receive shares of Common Stock. The Distribution will not affect the number of, or the Rights attached to, outstanding shares of May common stock.

     After the Distribution, May will own no shares of Common Stock and the Company will operate as an independent, publicly owned corporation.

FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION

     May will receive a tax opinion from its counsel, Skadden, Arps, Slate, Meagher & Flom, concluding that the Distribution will qualify as a tax-free transaction under Section 355 of the Code. Such opinion, however, is not binding on the Service or a court. Accordingly, there can be no assurance that the Service will not challenge such conclusion or that a court will not sustain such challenge.

     CONSEQUENCES OF QUALIFICATION AS A TAX-FREE DISTRIBUTION. The following is a summary of the material Federal income tax consequences of the Distribution assuming that it qualifies as a tax-free transaction:

     (1) Pursuant to Section 355 of the Code, May shareowners will not recognize any income, gain or loss upon the receipt of the shares of Common Stock (except in connection with cash received in lieu of fractional shares) pursuant to the Distribution. A May shareowner who receives cash in lieu of fractional shares as a result of the sale of such shares by the Distribution Agent will be treated as if such fractional shares have been received by the May shareowner as part of the Distribution and then sold by such shareowner. Accordingly, such shareowner will recognize gain or loss equal to the difference between the amount of cash so received and the amount of tax basis allocable (as described below) to such fractional shares. Such gain or loss will be capital gain or loss, provided that such fractional shares would have been held by such shareowner as a capital asset at the time of the Distribution.

     (2) A May shareowner's tax basis for the May common stock with respect to which shares of Common Stock are received will be apportioned between such May shares and such shares of Common Stock (including any fractional shares) in proportion to the fair market values of each on the date the shares of Common Stock are distributed to the May shareowners. Such allocation must be calculated separately for each block of May shares (shares purchased at the same time and at the same cost) with respect to which the shares of Common Stock are received. The holding period for the shares of Common Stock received in the Distribution will include the period during which such May shares were held (provided that such May shares were held as a capital asset at the time of the Distribution).

     (3) Neither May nor the Company will recognize any income, gain or loss as a result of the Distribution.

     Treasury regulations governing Section 355 of the Code require that each May shareowner who receives shares of Common Stock pursuant to the Distribution attach a statement to the Federal income tax return that will be filed by the shareowner for the taxable year in which such shareowner receives the shares in the Distribution, which statement shows the applicability of Section 355 of the Code to the Distribution. May will provide each May shareowner with information necessary to comply with this requirement.

     CONSEQUENCES OF FAILURE TO QUALIFY AS A TAX-FREE DISTRIBUTION. May does not intend to seek a ruling from the Service as to the Federal income tax treatment of the Distribution. Rather, as stated above, May has received an opinion from its counsel, Skadden, Arps, Slate, Meagher & Flom, that the Distribution will qualify as a tax-free transaction under Section 355 of the Code.
If the Service were to challenge such treatment successfully and a court were ultimately to hold that the Distribution failed to qualify as a tax-free transaction under Section 355 of the Code, the following Federal income tax consequences would result:

     Each May shareowner would be considered to have received a taxable dividend includable in income in an amount equal to the fair market value on the Distribution Date of the shares received in the Distribution plus the amount of any cash received in lieu of fractional shares. In general, if certain conditions are met, any amount received by a corporate owner of May common stock that is treated as a dividend would be eligible for the dividends-received deduction.

     In addition, a shareowner's basis in the shares of Common Stock received in the Distribution would equal the fair market value of the shares on the date the shares are distributed to the May shareowner, and the shareowner's holding period for the shares will begin on the date after the date of the Distribution. In such event, a May shareowner's basis and holding period for the May common stock would not be affected by the Distribution.

     If the Distribution is considered a taxable transaction, May would recognize gain, but not loss, in the amount equal to the difference between the fair market value of the shares of Common Stock distributed and May's basis in the shares. Pursuant to the Tax Sharing Agreement, if the Distribution fails to qualify as a tax-free distribution under certain circumstances for which the Company is responsible, the Company is obligated to indemnify and hold May harmless, on an after-tax basis, from any tax liability imposed upon it in connection with the Distribution, which liability would be material to the Company. See "TRANSACTIONS BETWEEN THE COMPANY AND MAY - Tax Sharing Agreement."

     THE SUMMARY OF FEDERAL INCOME TAX CONSEQUENCES SET FORTH ABOVE IS FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE TO SHAREOWNERS WHO RECEIVED THEIR SHARES THROUGH THE EXERCISE OF AN OPTION, THE GRANT OF A RESTRICTED SHARE OF STOCK OR OTHERWISE AS COMPENSATION OR WHO ARE NOT CITIZENS OR RESIDENTS OF THE UNITED STATES OR WHO ARE OTHERWISE SUBJECT TO SPECIAL TREATMENT UNDER THE CODE. ALL SHAREOWNERS SHOULD CONSULT THEIR TAX

ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO THEM, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS.

LISTING AND TRADING OF THE SHARES OF COMMON STOCK

     Application will be made to list the shares of Common Stock on the NYSE under the symbol "PSS." The Company expects that
initially it will have approximately [             ] owners of
record of the shares of Common Stock, based on the number of shareowners of record of May on April ---, 1996.

     A "when-issued" trading market is expected to develop shortly before the Record Date. The term "when-issued" means that shares can be traded prior to the time certificates are actually available or issued. Prices at which the shares of Common Stock may trade on a "when-issued" basis or after the Distribution cannot be predicted. See "CERTAIN CONSIDERATIONS - Absence of Prior Trading Market for the Common Stock."

     The shares of Common Stock distributed to May shareowners will be freely transferable, except for shares received by persons who may be deemed to be "affiliates" of the Company under the Securities Act of 1933, as amended (the "Securities Act"). Persons who may be deemed to be affiliates of the Company after the Distribution generally include individuals or entities that control, are controlled by, or are under common control with, the Company and may include the directors and principal executive officers of the Company as well as any principal shareowner of the Company. Persons who are affiliates of the Company will be permitted to sell their shares of Common Stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 thereunder.

                 INDEPENDENT PUBLIC ACCOUNTANTS

     The board of directors of the Company expects to appoint Arthur Andersen LLP as the Company's independent public accountants to audit the Company's financial statements for the fiscal year 1996. Arthur Andersen LLP has served as May's independent public accountants throughout the periods covered by the financial statements included in this Information Statement.

            PAYLESS SHOESOURCE, INC. AND SUBSIDIARIES

------------------------------------------------------------------------

                            INDEX TO
                CONSOLIDATED FINANCIAL STATEMENTS

------------------------------------------------------------------------

Report of Independent Public Accountants                      F-2

Consolidated Statement of Earnings for the
 Fiscal Years 1995, 1994 and 1993                             F-3

Consolidated Balance Sheet as of February 3, 1996
 and January 28, 1995                                         F-4

Consolidated Statement of Cash Flows for the
 Fiscal Years 1995, 1994 and 1993                             F-5

Notes to Consolidated Financial Statements                    F-6

            REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS





To the Board of Directors and Shareowners of The May Department Stores Company:

We have audited the accompanying consolidated balance sheet of Payless ShoeSource, Inc. (a Missouri corporation) and subsidiaries as of February 3, 1996, and January 28, 1995, and the related consolidated statements of earnings and cash flows for each of the three fiscal years in the period ended February 3, 1996. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Payless ShoeSource, Inc. and subsidiaries as of February 3, 1996, and January 28, 1995, and the results of their operations and their cash flows for each of the three fiscal years in the period ended February 3, 1996, in conformity with generally accepted accounting principles.



Arthur Andersen LLP
Kansas City, Missouri

February 19, 1996

                PAYLESS SHOESOURCE, INC. AND SUBSIDIARIES
------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF EARNINGS

------------------------------------------------------------------------
(millions)
                              1995<F*>       1994         1993
                              --------     --------     --------
NET RETAIL SALES              $2,330.3     $2,116.4     $1,966.5
                              --------     --------     --------

Cost of sales                  1,688.7      1,489.8      1,366.1
Selling, general and
 administrative expenses         479.9        408.4        378.7
Interest expense, net              1.0          1.1          0.9
Special and nonrecurring items    71.8            -            -
                              --------     --------     --------

Total cost of sales
 and expenses                  2,241.4      1,899.3      1,745.7
                              --------     --------     --------

Earnings before income
 taxes                            88.9        217.1        220.8
Provision for income taxes        34.9         85.6         88.0
                              --------     --------     --------

NET EARNINGS                  $   54.0     $  131.5     $  132.8
                              ========     ========     ========

<F*>1995 contains 53 weeks.

See the Notes to Consolidated Financial Statements.

            PAYLESS SHOESOURCE, INC. AND SUBSIDIARIES
------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEET

------------------------------------------------------------------------
(millions)                                   February 3,   January 28,
                                                    1996          1995
                                             -----------   -----------
ASSETS
Current Assets:
  Cash                                       $       4.6   $       6.6
  Accounts receivable, net                           4.4           4.6
  Merchandise inventories                          398.0         393.9
  Other current assets                              43.9          20.4
                                             -----------   -----------

Total Current Assets                               450.9         425.5

Property and Equipment:
  Land                                               6.5           7.7
  Buildings and leasehold improvements             564.6         550.2
  Furniture, fixtures and equipment                278.7         271.0
  Property under capital leases                     18.7          20.9
                                             -----------   -----------

  Total property and equipment                     868.5         849.8
  Accumulated depreciation and amortization       (308.5)       (259.2)
                                             -----------   -----------

  Property and equipment, net                      560.0         590.6

Goodwill                                             2.9           2.9
Other Assets                                         0.5           0.8
                                             -----------   -----------

Total Assets                                 $   1,014.3   $   1,019.8
                                             ===========   ===========
LIABILITIES AND EQUITY
Current Liabilities:
  Current maturities of capital
     lease obligations                       $       1.2   $       1.5
  Accounts payable                                  65.0         101.5
  Accrued expenses                                 152.7          79.7
                                             -----------   -----------

Total Current Liabilities                          218.9         182.7

Capital Lease Obligations                           10.3          11.6
Deferred Income Taxes                                8.9           9.2
Other Liabilities                                   23.3          22.4

Equity:
  May equity investment                            752.9         793.9
                                             -----------   -----------

Total Liabilities and Equity                 $   1,014.3   $   1,019.8
                                             ===========   ===========

See the Notes to Consolidated Financial Statements.

            PAYLESS SHOESOURCE, INC. AND SUBSIDIARIES
------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF CASH FLOWS

------------------------------------------------------------------------
(millions)
                                         1995         1994        1993
                                       --------     --------    --------
OPERATING ACTIVITIES:
Net earnings                           $  54.0      $ 131.5     $ 132.8
Adjustments for noncash items
 included in earnings:
  Depreciation and amortization           95.3         77.0        67.0
  Deferred income taxes (noncurrent)      (0.3)        11.7        (1.4)
  Special and nonrecurring charges        71.8            -           -
  Tax benefit on special and
    nonrecurring charges                 (28.2)           -           -
Accounts receivable, net                   0.2         (0.6)       (1.3)
Merchandise inventories                   (4.1)       (20.4)      (58.1)
Other current assets                       4.7         (6.9)        0.5
Accounts payable                         (36.5)        11.1        25.5
Accrued expenses                           1.2         26.4        (7.6)
Other assets and liabilities, net          1.2          4.3        10.5
                                       -------      -------     -------

Total Operating Activities               159.3        234.1       167.9
                                       -------      -------     -------

INVESTING ACTIVITIES:
Capital expenditures                     (95.4)      (255.2)     (139.8)
Disposition of property and equipment     30.7         21.5        23.0
Other                                        -         (1.3)          -
                                       -------      -------     -------

Total Investing Activities               (64.7)      (235.0)     (116.8)
                                       -------      -------     -------

FINANCING ACTIVITIES
Repayment of capital lease
  obligations                             (1.6)        (1.4)       (1.7)
Net transactions with May                (95.0)         1.4       (42.9)
                                       -------      -------     -------

Total Financing Activities               (96.6)           -       (44.6)
                                       -------      -------     -------

INCREASE (DECREASE) IN CASH               (2.0)        (0.9)        6.5

CASH, BEGINNING OF YEAR                    6.6          7.5         1.0
                                       -------      -------     -------

CASH, END OF YEAR                      $   4.6      $   6.6     $   7.5
                                       =======      =======     =======

------------------------------------------------------------------------
Cash paid during the year:
  Interest                             $   1.0      $   1.2     $   1.2
  Income taxes                               -            -           -
------------------------------------------------------------------------

See the Notes to Consolidated Financial Statements.

------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

------------------------------------------------------------------------

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION. Payless ShoeSource, Inc. ("Company"), a Missouri corporation, was founded in 1956. The Company is the largest footwear retailer in the United States. The Company operated as of February 3, 1996, 4,549 self-service, affordably priced, family shoe stores, of which 773 include Payless Kids expansions. The Company's stores are located in 49 states, the District of Columbia, Puerto Rico and the United States Virgin Islands. The Company utilizes a network of vendors and factories in 13 foreign countries and the United States to source its products which are manufactured to meet the Company's demanding specifications and standards. Factories in the People's Republic of China have been a source of approximately 80% of the Company's merchandise.

On January 17, 1996, May announced that it anticipates distributing the Company's outstanding shares of common stock (the "Common Stock") to shareowners of May common stock ("the Distribution"). Upon consummation of the Distribution, the Company will become independent of May. The consolidated financial statements include the accounts of the Company and all wholly owned subsidiaries.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts. While the financial statements reflect all available information and management's judgement and estimates of current conditions and circumstances, prepared with the assistance of specialists within and outside the Company, actual results could differ from those estimates. All dollar amounts in these notes are stated in millions, unless otherwise noted.

FISCAL YEAR. The Company's fiscal year ends on the Saturday closest to January 31. Fiscal year 1995 ended on February 3, 1996 and included 53 weeks. Fiscal years 1994 and 1993 ended on January 28, 1995, and January 29, 1994, respectively, and both included 52 weeks. References to years in these financial statements and notes relate to fiscal years rather than calendar years.

NET RETAIL SALES. Net retail sales (sales) represent the sales of all stores operated during the period, are net of returns and exclude sales tax.

COST OF SALES. Cost of sales includes the cost of merchandise sold and buying and occupancy costs.

ADVERTISING COSTS. Advertising costs are expensed at the time the advertising takes place. Included in selling, general and administrative expenses were advertising and sales promotion costs of $60.6, $53.4, and $46.3 in 1995, 1994 and 1993, respectively.
Other current assets included $0.6 and $0.6 in 1995 and 1994, respectively, for prepaid advertising and sales promotion costs.

INCOME TAXES. The Company is included in a consolidated tax return filed by May for Federal tax purposes. Income taxes as shown in the consolidated statement of earnings represent the provision calculated on a separate return basis. Effective with the beginning of 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." The cumulative effect of adopting SFAS No. 109 was insignificant and, therefore, no adjustments were reflected in the financial statements. SFAS No. 109 requires income taxes to be accounted for using a balance sheet approach known as the liability method. The liability method accounts for deferred income taxes by applying statutory tax rates in effect at the date of the balance sheet to differences between the book and tax basis of assets and liabilities.

Adjustments to deferred taxes resulting from statutory rate changes flow through the tax provision in the year of the change.

ACCOUNTS RECEIVABLE. Sales are made for cash or third party credit and therefore no customer trade receivables exist. Accounts receivable represents amounts due for damage claims, wholesale of shoes to liquidators, and sublease rentals. Accounts receivable is shown net of a collectibility allowance of $0.7 and $0.5, in 1995 and 1994, respectively.

MERCHANDISE INVENTORIES. Merchandise inventories are valued by the retail method and are stated on the lower of cost or market basis.


PROPERTY AND EQUIPMENT. Property and equipment are recorded at cost. Property and equipment are depreciated on a straight-line basis over their estimated useful lives. Investments in properties under capital leases and leasehold improvements are amortized over the shorter of their useful lives or their related lease terms.

GOODWILL. Goodwill represents the excess of cost over the fair value of net tangible assets at the dates of acquisition. Substantially all amounts are amortized using the straight-line method over a 40-year period. Goodwill is presented net of accumulated amortization of $1.7 and $1.6 in 1995 and 1994, respectively.

DERIVATIVES POLICY. The Company's policy is to use financial derivatives only to reduce risk in conjunction with specific business transactions. Gains and losses related to hedges of firm commitments or anticipated transactions are deferred and recognized in operating results or included in balance sheet amounts when the transaction occurs.

2. RELATIONSHIP WITH PARENT. May has provided services to the Company, including legal, benefit administration, risk management and insurance, income and payroll tax management and treasury services. These financial statements include specific charges from May for legal and risk management and insurance services based upon utilization and are representative of May's actual cost. These charges were $4.2, $3.6 and $3.1 in fiscal years 1995, 1994 and 1993, respectively. These costs could have been different had the Company operated as an independent company during these periods.

These financial statements do not include general corporate overhead allocations for benefit administration, income and payroll tax management and treasury services. Accordingly, these financial statements may not be indicative of the cost structure had the Company operated as an independent company during these periods. These allocations were $7.2, $6.6 and $6.0 in fiscal years 1995, 1994 and 1993, respectively.

Historically, cash collected by the Company in excess of store operating needs was transferred to May on a daily basis and all of the Company's cash requirements were funded by May. The cumulative net impact of these cash transfers and other intercompany transactions have historically been recorded as an intercompany payable to May. Intercompany transactions include amounts paid by May for Federal, state and local income taxes, payroll taxes and worker's compensation and general liability claims. Accordingly, these financial statements may not be indicative of the debt or investment structure and related interest expense or income that might have resulted had the Company operated as an independent company.

All intercompany debt owed to May was contributed to May equity investment as of February 3, 1996, and therefore, has been deemed to be part of the May equity investment in all periods presented.

The Company will continue to use May to process and settle the worker's compensation and general liability claims incurred prior to the Distribution in accordance with various agreements. The charges for these services will approximate May's cost of providing the services.

3. SPECIAL AND NONRECURRING ITEMS. During the 1995 fourth quarter, in connection with the Distribution, the Company committed to close or relocate approximately 450 unprofitable stores. In addition, the Company implemented a plan to reduce central office overhead by means of census reduction. A pretax special and nonrecurring charge of $71.8 was recorded for these initiatives.

The special and nonrecurring charge is comprised of the following:

-------------------------------------------------------------------------
                                                        Non-
                                            Cash        Cash       Total
-------------------------------------------------------------------------
Property and equipment write-off
  and other store closing costs            $ 38.2      $ 29.9     $ 68.1
Employee severance costs                      3.7           -        3.7
                                           ------      ------     ------
Total                                      $ 41.9      $ 29.9     $ 71.8
-------------------------------------------------------------------------

The non-cash expenses represent the write-off of leasehold improvements, fixtures and equipment upon store closing or relocation. Management anticipates that the special and nonrecurring items will be completed in one year.

In March 1995, Statement of Financial Accounting Standards (SFAS)
No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," was issued. This statement requires that long-lived assets and certain identifiable intangibles to be held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The statement is effective for fiscal years beginning after December 15, 1995; however, May, and therefore the Company, adopted this statement in 1995. There is no impact to the Company in addition to the amounts reflected in the special and nonrecurring items.

In connection with the Distribution, the Company has a Spin-off Stock Plan and a Spin-off Cash Plan. Under these retention programs, the Company will pay out up to 375,000 shares of restricted stock with no exercise price and cash payments of amounts ranging from 10% to 37.5% of associates' base salaries. These retention incentives are contingent upon continued employment for up to two years subsequent to the Distribution Date. The expense related to these incentives will be expensed as earned during the retention period. Estimates of these expenses (unaudited) by fiscal year are as follows:

      1996       $    10.4
      1997             4.1
      1998             0.7


4. MAY EQUITY INVESTMENT. The following analyzes May's investment in the Company for the fiscal years presented:

-------------------------------------------------------------------------------
                                                  1995       1994       1993
-------------------------------------------------------------------------------
Balance at beginning of the fiscal year         $ 793.9   $  661.0    $ 571.1
Net earnings                                       54.0      131.5      132.8
Net transactions with May                         (95.0)       1.4      (42.9)
                                                -------   --------    -------

Balance at end of fiscal year                   $ 752.9   $  793.9    $ 661.0
-------------------------------------------------------------------------------

May equity investment includes the original investment in the Company and the net intercompany payable from the Company reflecting transactions described in Note 2.

5. PROFIT SHARING. Associates of the Company participated in The May Department Stores Company Profit Sharing Plan ("May Plan"), a qualified profit sharing plan which covers substantially all associates who are paid for 1,000 hours or more in a year and have attained age 21. The May Plan is a defined contribution plan which provides for discretionary matching allocations at a variable matching rate generally based upon changes in May's annual earnings per share, as defined in the May Plan. During the period when Company associates were covered under the May Plan, May allocated employer contribution expense to the Company based upon its associate contributions and an estimate of the annual variable match rate. The Company's expense under the May Plan was $1.8, $2.3 and $2.3 in 1995, 1994 and 1993, respectively.

6. PENSION. Associates of the Company participated in The May Department Stores Company Retirement Plan ("May Retirement Plan") covering substantially all associates who are paid for 1,000 hours or more in a year and have attained age 21. The May Retirement Plan is noncontributory and provides benefits based upon years of service and pay during employment. Pension expense was charged to the Company by May based upon the Company's actuarially determined portion of service costs. The expense charged to the Company was $3.6, $2.8 and $2.3 in 1995, 1994 and 1993, respectively.

Company associates who were covered by the May Retirement Plan prior to the Distribution Date will continue to vest in the benefits earned under that plan. Benefits accrued through the Distribution Date will be "frozen" and paid out in the future.

7. TAXES. The provision for income taxes and related percent of pretax earnings for the last three years were as follows:

--------------------------------------------------------------------------------------------------
                                       1995                   1994                   1993
--------------------------------------------------------------------------------------------------
                                  $           %           $           %          $           %
                               -------     -------     -------     -------    -------     -------
Current Provision:
  Federal                      $  50.7                 $  62.6                $  64.1
  State and local                 11.0                    15.1                   15.8
                               -------     -------     -------     --------   -------     --------
  Taxes currently payable         61.7        69.4%       77.7        35.8%      79.9        36.2%

Deferred Provision:
  Federal                        (22.0)                    6.5                    6.6
  State and local                 (4.8)                    1.4                    1.5
                               -------     -------     -------     --------   -------     --------
  Deferred taxes                 (26.8)      (30.1)%       7.9         3.6%       8.1         3.6%
                               -------     -------     -------     --------   -------     --------
Total Provision                $  34.9        39.3%    $  85.6        39.4%   $  88.0        39.8%
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------

The reconciliation between the statutory Federal income tax rate and the effective income tax rate for the last three years follows:

---------------------------------------------------------------------------
                                           1995        1994        1993
---------------------------------------------------------------------------
Statutory Federal income tax rate         35.0%       35.0%       35.0%
State and local income taxes               7.0         7.6         7.8
Federal tax benefit of state and
  local income taxes                      (2.5)       (2.6)       (2.7)
Other, net                                (0.2)       (0.6)       (0.3)
                                         ------      ------      ------
Effective income tax rate                 39.3%       39.4%       39.8%
---------------------------------------------------------------------------

Major components of deferred tax assets and (liabilities) were as follows:

-----------------------------------------------------------------------
                                        February 3,   January 28,
                                           1996          1995
-----------------------------------------------------------------------

Accrued expenses and reserves            $  40.3       $  13.4
Depreciation/amortization and
  basis differences                        (14.5)        (14.5)
Other deferred income tax
  liabilities, net                           5.1           5.1
                                         -------       -------

Net deferred income taxes                   30.9           4.0
Net current deferred
  income tax assets                         39.8          13.2
                                         -------       -------
Noncurrent deferred income taxes         $  (8.9)      $  (9.2)
-----------------------------------------------------------------------

Net current deferred income tax assets are included in other current assets in the accompanying balance sheet.

Taxes other than income taxes consisted of:

----------------------------------------------------------------------------
                                           1995        1994        1993
----------------------------------------------------------------------------
Payroll                                  $ 31.4      $ 27.4      $ 24.7
Real estate and personal property          31.2        26.2        22.7
                                         ------      ------      ------
Total                                    $ 62.6      $ 53.6      $ 47.4
----------------------------------------------------------------------------

8. OTHER CURRENT ASSETS. In addition to net current deferred income tax assets, other current assets consisted of prepaid expenses and supply inventories.

9.  ACCRUED EXPENSES.  Components of accrued expenses included:

-----------------------------------------------------------------------
                                        February 3,   January 28,
                                           1996          1995
-----------------------------------------------------------------------

Special and nonrecurring charges         $  68.4       $     -
Insurance costs                             29.0          24.0
Taxes other than income                     19.8          14.2
Construction costs                          11.2          18.5
Interest and rent expense                    9.3           5.6
Salaries, wages and employee benefits        4.8           5.2
Accrued escalating rent (current portion)    3.0           2.9
Advertising expenses                         1.7           1.9
Other operating expenses                     5.5           7.4
                                         -------       -------
Total                                    $ 152.7       $  79.7
-----------------------------------------------------------------------

10.  LEASE OBLIGATIONS.  The Company leases substantially all of its stores.

Rental expense for the Company's operating leases consisted of:

-----------------------------------------------------------------------
                                          1995        1994        1993
-----------------------------------------------------------------------
Minimum rentals                         $ 221.3     $ 184.7     $ 161.4
Contingent rentals based on sales           3.0         4.2         4.9
                                        -------     -------     -------
Real property rentals                     224.3       188.9       166.3
Equipment rentals                           0.7         0.6         0.7
                                        -------     -------     -------
Total                                   $ 225.0     $ 189.5     $ 167.0
-----------------------------------------------------------------------

The Company has certain lease agreements that include escalating rents over the lease term. Cumulative expense recognized on the straight-line basis in excess of cumulative payments is $26.3, and is included in accrued expenses and other liabilities.

Future minimum lease payments at February 3, 1996, were as follows:

------------------------------------------------------------------------------
                                          Capital     Operating
                                          Leases       Leases         Total
------------------------------------------------------------------------------
1996                                     $  2.4     $   214.5     $   216.9
1997                                        2.4         195.0         197.4
1998                                        2.4         176.9         179.3
1999                                        2.4         158.5         160.9
2000                                        1.5         136.8         138.3
After 2001                                  6.9         337.2         344.1
                                         ------     ---------     ---------
Minimum lease payments                     18.0     $ 1,218.9     $ 1,236.9
                                                    ---------     ---------
Less imputed interest component             6.5
                                         ------
Present value of net minimum
  lease payments of which $1.2
  is included in current liabilities     $ 11.5
------------------------------------------------------------------------------

The present value of operating leases was $885.5 at February 3, 1996.

Property under capital leases is summarized as follows:

----------------------------------------------------------------------------
                                    February 3,               January 28,
                                        1996                     1995
----------------------------------------------------------------------------
Cost                                   $  18.7                 $  20.9
Accumulated amortization                 (11.7)                  (12.8)
                                       -------                 -------
Total                                  $   7.0                 $   8.1
----------------------------------------------------------------------------

11. QUARTERLY RESULTS (UNAUDITED). Summarized quarterly data for 1995 and 1994 is as follows:

                                                                                                                       1995
                                  ------------------------------------------------------------------------          ----------
Quarter                              First                   Second            Third           Fourth                  Year
                                  ------------------------------------------------------------------------          ----------

Net Retail Sales                  $   569.6               $   622.7           $   586.4      $  551.6               $  2,330.3
                                  ---------               ---------           ---------      --------               ----------

Cost of Sales                     $   403.6               $   445.7           $   421.9      $  417.5               $  1,688.7
                                  ---------               ---------            --------      --------               ----------

Net Earnings (Loss)               $    26.5               $    34.2           $    25.7      $  (32.4)<F1>          $     54.0<F1>
                                  ---------               ---------           ---------      --------               ----------

<F1> Net earnings, excluding special and nonrecurring items, are $11.1 and
$97.5, respectively.

                                                                                                                          1994
                                  ------------------------------------------------------------------------            ------------
Quarter                                 First                   Second            Third           Fourth                  Year
                                  ------------------------------------------------------------------------            ------------

Net Retail Sales                  $       516.7           $       544.6         $  540.1      $      515.0            $   2,116.4
                                  -------------           -------------         --------      ------------            -----------

Cost of Sales                     $       356.5           $       381.6         $  376.2      $      375.5            $   1,489.8
                                  -------------           -------------         --------      ------------            -----------

Net Earnings                      $        34.4           $        37.3         $   34.5      $       25.3            $     131.5
                                  -------------           -------------         --------      ------------            -----------

                                      EXHIBIT INDEX

 EXHIBIT
 NUMBER                  DESCRIPTION                                  PAGE
 ------                  -----------                                  ----

   2.1      Distribution Agreement, dated as of              ,
            1996, between The May Department Stores Company ("May")
            and the Registrant.<F*>

   3.1      Amended and Restated Articles of Incorporation of the
            Registrant.<F*>

   3.2      Amended and Restated By-Laws of the Registrant.<F*>

   4.1      Rights Agreement, dated as of               , 1996,
            between the Registrant and The Bank of New York, as
            Rights Agent.<F*>

   10.1     Tax Sharing Agreement, dated as of            , 1996,
            between May and the Registrant.<F*>

   10.2     Master Sublease, dated as of             , 1996,
            between May and the Registrant.<F*>

   10.3     Payless ShoeSource, Inc. 1996 Stock Incentive Plan.<F*>

   10.4     Payless ShoeSource, Inc. Spin-Off Stock Plan.<F*>

   10.5     Payless ShoeSource, Inc. Spin-Off Cash Plan.<F*>

   10.6     Payless ShoeSource, Inc. Restricted Stock Plan for
            Non-Management Directors.<F*>

   10.7 Form of Employment Agreement between the Registrant and certain executives of Registrant.<F*>

   10.8     Payless ShoeSource, Inc. Supplementary Retirement
            Plan.<F*>

   10.9     Payless ShoeSource, Inc. Profit Sharing Plan.<F*>

   10.10    Payless ShoeSource, Inc. Deferred Compensation Plan.<F*>

   10.11    Payless ShoeSource, Inc. Executive Incentive
            Compensation Plan for Payless Executives.<F*>

   10.12    Form of Management Severance Agreement.<F*>

   10.13    Form of Indemnification Agreement.<F*>

   21.1     Subsidiaries of the Registrant.<F*>

------------------

<F*> To be filed by amendment.

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